CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 30, 2005

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s annual report and audited accounts for the year ended August 31, 2005.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ CORINNA SIO
Name:	Corinna Sio
Title:	Finance Director

Dated: November 30, 2005

City Telecom (H.K.) Limited Level 39, Tower 1, Metroplaza No. 223 Hing Fong Road Kwai Chung, N.T. Hong Kong www.ctihk.com

Established in 1992, City Telecom (H.K.) Limited is a fast growing and innovative provider of residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong. Its wholly-owned subsidiary, Hong Kong Broadband Network Limited, is a major fixed telecommunications network services operator, providing broadband Internet access, telephony, IP-TV and corporated data services. Since our establishment, the Group has aggressively marketed itself and its services to capitalize on the growth and deregulation of the Hong Kong telecommunications market. City Telecom was listed on The Stock Exchange of Hong Kong Limited (Stock Code: 1137) in August 1997 with an ADR Listing on the Nasdaq National Market (Ticker Symbol : CTEL) in the US in November 1999. In addition to the operations in Hong Kong, the Group also has branch offices in Canada and Guangzhou. Pulling together with perseverance, the Group has strived to achieve greater heights, beyond our individual capabilities, against challenging market conditions. Through long term investments and aggressive business strategy, we are building a strong future and laying the foundation to become Hong Kong’s preeminent integrated telecommunications services provider.

_________________________________________

CONTENTS

02	Corporate Information

03	Corporate Structure

04	Statistical Review

06	Major Milestones and Events

10	Chairman’s Statement

14	Management’s Discussion and Analysis

18	Profile of Directors and Senior Management

22	Report of The Directors

31	Corporate Governance

33	Auditors Report

34	Consolidated Profit and Loss Account

35	Balance Sheet

37	Consolidated Statement of Changes in Equity

38	Consolidated Cash Flow Statement

39	Notes to the Accounts

76	Five Year Financial Summary

77	Information for U.S. Investors

_________________________________________

to rise to the

– The road ahead of us is long and winding. Yet, we are positive that it will lead us to victory.

CORPORATE INFORMATION

FINANCIAL CALENDAR

Full-year Results

Announced on 21st November, 2005

Annual General Meeting

29th December, 2005

LISTING

City Telecom (H.K.) Limited’s shares are listed under the Stock code “1137” on The Stock Exchange of Hong Kong Limited and in the form of American Depositary Receipts (each representing 20 ordinary shares of the Company) on the Nasdaq National Market in U.S. under the ticker symbol “CTEL”.

Directors	Legal Adviser to the Company as to U.S. and Hong

Mr WONG Wai Kay, Ricky (Chairman)	Kong Laws

Mr CHEUNG Chi Kin, Paul (Managing Director)	Jones Day

Ms SIO Veng Kuan, Corinna	31st Floor, Edinburgh Tower

Mr CHENG Mo Chi, Moses Δ	The Landmark

Mr LEE Hon Ying, John *#	15 Queen’s Road Central

Dr CHAN Kin Man *#	Hong Kong

Mr PEH Jefferson Tun Lu *#

Δ Non-executive director	Auditors

* Independent non-executive directors	KPMG

# Members of the Audit Committee	Certified Public Accountants

8th Floor, Prince’s Building

Registered Office	10 Charter Road

Level 39, Tower 1, Metroplaza	Central, Hong Kong

No.223 Hing Fong Road

Kwai Chung, N.T. Hong Kong	Share Registrar

Computershare Hong Kong Investor Services Limited

Authorised Representatives	46th Floor, Hopewell Centre

Mr WONG Wai Kay, Ricky	183 Queen’s Road East, Wanchai

Mr CHEUNG Chi Kin, Paul	Hong Kong

Company Secretary	American Depositary Bank

Ms LEUNG Eva, LL.B.	The Bank of New York

101 Barclay Street, 22nd Floor

Legal Adviser to the Company as to Hong Kong Law	New York, NY 10286 USA

Sidley Austin Brown & Wood

39th Floor, Two International Finance Centre	Principal Bankers

8 Finance Street	Citibank, N.A.

Central, Hong Kong	44th Floor, Citibank Tower, Citibank Plaza

3 Garden Road, Central, Hong Kong

The Hongkong and Shanghai Banking Corporation Limited

HSBC Main Building

No.1 Queen’s Road Central, Hong Kong

CORPORATE STRUCTURE

STATISTICAL REVIEW

TURNOVER

HK$000

NUMBER OF REGISTERED BROADBAND SUBSCRIBERS

NUMBER OF REGISTERED FIXED LINES

NUMBER OF REGISTERED IP-TV SUBSCRIBERS

NUMBER OF REGISTERED INTERNATIONAL TELECOMMUNICATIONS SUBSCRIBERS

INTERNATIONAL TELECOMMUNICATIONS TRAFFIC VOLUME

Million Minutes

TURNOVER BY PRINCIPAL ACTIVITIES

TURNOVER BY GEOGRAPHICAL LOCATIONS

MAJOR MILESTONES AND EVENTS

1992	May	City Telecom (H.K.) Ltd. was incorporated in Hong Kong

	September	888 International Calling Card Service was introduced

1993	June	Switching center was established in Buffalo, New York, USA

1994	January	Launch of 003 international Guarantee Fax Service

	September	Launch of GlobaLink International Calling Card Service

1997	January	Launch of IDD300 Calling Service

	February	City Telecom (Japan) Co. Ltd. was set up with General Type II License authorized by Ministry of Post and Telecommunications (MPT) in Tokyo, Japan

	March	Set up INC (the Specialized IDD Network for Corporations) for the corporate sector

	August	City Telecom was listed on the Stock Exchange of Hong Kong Limited

1998	February	Launch of International Simple Resale (ISR) Fax Service

	March	Launch of CTIm@il Web Mail Service

	May	City Telecom (Japan) obtained Special Type II license from MPT to provide ISR service in Japan

	June	Launch of CTInets Internet Access Service

	November	The first company to receive the license of ISR voice service in Hong Kong

1999	January	Launch of IDD1666 Direct Calling Service

	July	Launch of “Lifetime free” dial-up Internet service plan

	August	Launch of iChannel, a multi-media channel on the Internet

	November	ADR listing on the Nasdaq National Market of USA

2000	February	Hong Kong Broadband Network Limited (“HKBN”), a subsidiary of City Telecom obtained the Local Wireless FTNS license

	March	Launch of Broadband Internet services by HKBN

2001	May	CTI International awarded the Satellite-based Fixed Carrier license

	September	City Telecom Group’s 10th Anniversary

2002	March	City Telecom (H.K.) Limited awarded the Cable-based External FTNS license

	April	HKBN officially launched local on-net VOIP telephony service

HKBN upgraded to become a wireline-based FTNS licensee

	June	Launch of HKBN IDD0030 service

HKBN was confirmed by Cisco Systems to have successfully established the largest Metro Ethernet IP network in the world

2003	August	HKBN officially launch IP-TV service

2004	July	HKBN launched corporate data service

	August	HKBN launched off-net residential VOIP service, namely, the Broadband Phone Service

	November	HKBN announced the launch of “bb100”, Hong Kong’s first 100Mbps residential broadband service, and the release of its 1Gbps residential broadband service by 2Q 2005

2005

bb1000

April
HKBN officially launched "bb1000" fibre-to-the-home 1Gbps residential broadband service

May
HKBN formally named its IP-TV arm as "HKBN Digital TV", and re-positioned the service for offering 8 movie & drama channels

September
HKBN conferred as the winner of Global Entrepolis@Singapore Award 2005, which was presented by the Asian Wall Street Journal in association with the Economic Development Board of Singapore

October
HKBN launched 2b Broadband Phone Service, providing VOIP service to local and overseas users via software version broadband phone

Cisco Systems
Hong Kong Broadband Driving World's Fastest Residential Broadband Service with Cisco Powered Network QoS-certified Metro Ethernet Solution
HKBN builds on Cisco IP NGN for rapid service growth

October
HKBN has become the first service provider in the world to achieve the Cisco Powered Network Metro Ethernet QoS Certified status

CTI
一站式
跨兩地

November
City Telecom (H.K.) Limited announced cooperation with China Telecom Hong Kong to provide Pan-China IP-VPN services to corporate customers competition

WINNER

We anticipate that competition in telecom market will become even more intense and that extended price wars are inevitable, we must prepare sufficient resources to counterattack in the coming three to four years

CHAIRMAN’S STATEMENT

Dear Fellow Shareholders,

City Telecom (HK) Limited (CTI) was established in 1992, such that we now possess a history of 13 years. During our first 12 years, we recorded satisfactory results that delivered substantial returns to shareholders. Riding on the income from our operations, the Group evolved into new business lines during these first 12 years, i.e. the cash flow from our early IDD callback and resale businesses funded our investment in international submarine cables and since 2000, the building of Hong Kong’s largest alternative end-to-end telecom network. Starting from zero, we have established our “Little Kingdom”, and some people would even consider our story to be a “Legend”.

FY05 marks our first ever full year loss, suggesting the fall of the Legend. However the net loss is within our strategic tolerance, and is in line with the trends set out in our interim results announcement.

STARTING FROM ZERO, WE HAVE ESTABLISHED OUR “LITTLE KINGDOM”, AND SOME PEOPLE WOULD EVEN CONSIDER OUR STORY TO BE A “LEGEND”.

A key reason for inaugural net loss of HK$206.4 million is our depreciation expenses of HK$237.7 million, which is a function of our heavy investment in our Metro Ethernet network since 2000. In addition, this is the second year of operation for the Group’s IP-TV business, which requires tremendous investment to bring to fruition.

Some investors, who do not fully understand our long term development strategy, are likely to be disappointed by our financial results. However, as a major shareholder and Chairman of the Group, I should be more concerned on the development of the Group, compared to other shareholders. During the year, we received several awards and words of praises that confirmed our Metro Ethernet platform is the top choice for Hong Kong. I believe that you need great long term foresight for investment in infrastructure.

Whilst the road ahead for establishing infrastructure is challenging, we are committed to expanding our own end-to-end network with the objective of total independence from other operators. As other operators are, at the end, our direct competitors, we must ride on our own network as market competition intensifies, in order to attain victory.

From internal customer surveys of focus groups and a report from an external customer service consultant, we observed that the quality of our services and customer care has improved significantly over the past 12 months. Our mission is to become the best operator in Hong Kong, and we set in motion a tactical plan to surpass the incumbent operator in terms of quality of services and customer care. The component that we are now lacking is an established brand name. Having reached a high level in quality of service and customer care, we will now complete the package by large scale brand building campaigns, as we strive to become the best triple-play (voice, broadband and IP-TV) service provider in Hong Kong.

In January 2005, we secured long term funding with a 10-year US$125 million senior notes issue. The proceeds are being used to strengthen and expand our Metro Ethernet network, from the existing 1.2 million homes pass to 1.8 million homes pass, targeting 80% of the total number of households in Hong Kong. In addition, as we anticipate that competition in telecom market will become even more intense and that extended price wars are inevitable, we must prepare sufficient resources to counterattack in the coming three to four years.

Rightly, shareholders may be concerned about the strategic direction of our IP-TV business. Based on our experiences from investing in the broadband and voice businesses, IP-TV is an infrastructure intensive business which will require time to mature, and as such, we are committed to investing in IP-TV for the benefit of the Group overall.

In my view, there will be drastic changes in the local pay-TV market. In the past from the early 1990’s to 2004, the local pay-TV market was dominated by a single operator. The formation of PCCW’s NOW Broadband TV and HKBN Digital TV will lead to significant changes in the market place, such that it is questionable whether the incumbent pay-TV operator can sustain its market share of taking a majority of the pay-TV customers. Following the attack by PCCW’s NOW Broadband TV in taking away most of the exclusive pay-TV contents from the incumbent pay-TV operator at high cost, the market share of the incumbent operator is under serious threat. In short, there are now four pay-TV operators in the local market, which will help to propel the development of the local pay-TV market. In future, I expect that the majority of households will subscribe to pay-TV services, in addition to the terrestrial free-to-air television services. As not all households can afford service of monthly tariff at HK$180 level or above, this creates a large market gap for our services. With our extensive fixed telecom network services customer base, we can generate substantial income even if only half of them subscribe to our IP-TV service.

Finally, on behalf of the Board of Directors, I wish to sincerely thank our Finance Director, Ms Corinna Sio for her invaluable contributions to the Group. Ms Sio joined the Group in 1993, staying with us for more than 12 years. She had fully devoted herself to the Group, and her intelligence, integrity and candor is particularly valuable, especially at her position as Finance Director. Ms Sio has contributed a significant role in several major milestones of the Group, such as listing on Stock Exchange of Hong Kong Limited and Nasdaq National Market in the US, as well as current development of the Group. Ms Sio will leave the Group at the end of this year to pursue personal interests. Once again, I would like to thank her sincerely for all she has done for us.

Wong Wai Kay, Ricky

Chairman

21st November 2005

Performance

NURTURE

During the year, we received several awards and words of praises that confirmed our Metro Ethernet platform is the top choice for Hong Kong. I believe that you need great long term foresight for investment in infrastructure we are not waiting for the future to arrive, we are already working with it, every day

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Results of Operation

	2005	2004

Year ended 31 August	HK’000	HK’000

Revenues
International telecommunications services (IDD)	532,595	627,978
Fixed telecommunications network services (FTNS)	604,761	541,902

	1,137,356	1,169,880

Operating (loss) / profit	(158,615)	51,768
Finance costs	(54,462)	(175)

(Loss) / profit before tax	(213,077)	51,593
Tax	6,725	(2,043)

(Loss) / profit attributable to shareholders	(206,352)	49,550

During the period under review, competition remained unrelenting. The 15.2% fall in our IDD revenue to HK$532.6 million overshadowed our 11.6% increase in FTNS revenues to HK$604.8 million.

Group EBITDA1 profit fell from HK$245.0 million in FY04 to HK$65.5 million in FY05 due to reduced IDD profitability and ramp-up of FTNS marketing activities. During FY05, we made substantial operating expenditure investments in brand enhancement, including the launch of “Liu Xiang bb1000” campaign in 2H FY05. Liu Xiang, as the reigning Gold medal holder for 110 meter hurdles, is China’s first male Olympic Track and Field Gold Medalist.

Depreciation of fixed assets and amortization of goodwill expenses increased by 20.7% to HK$237.7 million. Finance costs also increased from HK$175,000 to HK$54.5 million due to the interest on US$125 million senior notes issued in January 2005. (Loss)/profit attributable to shareholders moved from HK$49.6 million profit in FY04 to HK$206.4 million loss in FY05.

LIQUIDITY AND CAPITAL RESOURCES

As at 31 August 2005, the Group had cash and bank balances of approximately HK$738.4 million and outstanding borrowing of HK$948.5 million. During the year, we issued a US$125 million 10-year senior notes at fixed interest rate of 8.75% per annum in January 2005 (equivalent to HK$971 million). The use of proceeds include the full repayment of an existing HK$197 million bank loan, capital expenditure for expansion of home pass coverage in Hong Kong from 1.2 million to 1.8 million, additional working capital and for general corporate purpose. The net debt to net asset gearing ratio of the Group for this year is 0.22 times which is calculated as below:

31 August 2005

HK$’000

Net Debt (note (a))	210,055
Net Assets	970,633
Gearing (times)	0.22

note(a) Includes long term deposit and pledged deposits.

No gearing ratio is presented for last year as the Group was in net cash position.

Capital expenditure incurred during the year was HK$419.1 million, the majority of which, approximately HK$407.5 million, was invested in the local fixed telecommunications network. Our network development will require ongoing capital expenditure that will be met by internally generated cashflow and the proceeds from senior notes issued in January 2005.

The debt maturity profiles of the Group as at 31 August 2004 and 2005 were as follows:

	31 August 2005	31 August 2004

	HK$’000	HK$’000

Repayable within one year	1,194	32,503
Repayable in the second year	1,218	20,000
Repayable in the third to fifth year	723	60,000
Repayable after the fifth year	945,348	6,667

Total	948,483	119,170

AS SUCH, WE BELIEVE THAT OUR IMPACT ON THE INDUSTRY IN THE NEXT 13 YEARS WILL BE FAR GREATER THAN OUR FIRST 13 YEARS.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The currency denomination for the borrowings was as follows:

	31 August 2005	31 August 2004

	HK$’000	HK$’000

United States Dollars
- Unsecured	945,348	—
Hong Kong Dollars
- Secured	—	100,000
- Unsecured	3,135	—
Japanese Yen
- Secured	—	19,170

Total	948,483	119,170

Charge on Group Assets

At 31 August 2005, the Group had bank facilities of US$9.0 million which was secured by a pledged deposit of US$9.9 million. In addition, an outstanding forward foreign exchange contract was secured by a pledged deposit of RMB4.7 million and certain bank guarantees provided to suppliers and to utility vendors in lieu of payment of utility deposits were secured by pledged deposits of HK$9.0 million (compared to pledged bank deposits of US$800,000 and HK$1.4 million, and a charge over an investment with a market value of US$468,000 as of 31 August 2004).

Exchange Rates

The Group’s foreign currency exposures mainly arise from its borrowings denominated in foreign currency and from purchase of goods and services of its overseas operations. The Group periodically reviews the potential costs and benefits of hedging, and when necessary, the Group mainly uses forward foreign exchange contracts to manage the currency exposure.

During the year, the Group arranged RMB forward purchases and US dollar forward purchases of approximately RMB155.6 million and US$13.4 million to hedge the foreign currency exposure.

Contingent Liabilities

As at 31 August 2005, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$6.2 million (31August 2004: HK$6.3 million) and to utility vendors in lieu of payment of utility deposits of HK$3.8 million (31 August 2004: HK$3.6 million).

BUSINESS REVIEW

Fixed Telecommunications Network Services (FTNS)

During the year we grew our FTNS subscription base by 166,000 or 35.7% year-on-year to 631,000 subscriptions as of 31 August 2005. Our strategy for growth is to secure both new customer relationships and to up-sell multiple (voice, broadband and IP-TV) services to our existing customers.

On voice services, we grew our subscription base by 57,000 or 24% year-on-year to 294,000 subscriptions. This growth was achieved despite an aggressive market share “win-back” campaign by the incumbent operator. Industry competition for voice services has intensified to the extent that new acquisition pricing is often below the regulated wholesale price of Type II unbundled local loop access. In our view, if the level of competition continues, it will accelerate, industry consolidation towards the key facilities-based carriers.

On broadband services, we grew our subscription base by 32,000 or 16% year-on-year to 229,000 subscriptions. During the year, we focused on service differentiation with the commercial launch of our “bb100” and “bb1000” supported by the Liu Xiang advertising campaign; our service portfolio of “bb10”, “bb100” and “bb1000” which respectively offer symmetric 10Mbps, 100Mbps and 1Gbps services, is the most comprehensive service suite available in Hong Kong. Furthermore, we widen the service advantage by introducing value-added services bbDrive (on line virtual hard drive with up to 10G storage), bbGuard (anti-spam and anti-virus package) and bbWatch (full screen IP-TV experience via PC).

On IP-TV, we grew our subscription base by 78,000 or 252% year-on-year to 109,000 subscriptions. In the past twelve months, we have enhanced the service attraction by adding content such as J-League soccer from Japan, 24/7 Korean Movie Channel plus two “Drama Buffet” Near-Video-On-Demand channels that empowers viewers to select and watch drama series by the episode of their choice.

International Telecommunications Services (IDD)

At CTI, we have long forewarned the sunset nature of the basic IDD industry. Unlike typical incumbents, instead of fighting the sunset, our approach is to accelerate the sunset by aggressively taking advantage of technological improvement and also new and more efficient business models. For example, if we were in the photography industry we would embrace the digital process rather than continue to invest in traditional film procedures. In FY05, the capital investment required in our IDD business was HK$11.6 million which represents just 3% of our total HK$419.1 million capital expenditure spend.

In October 2005, we launched our “2b” global Hong Kong access number service. This Voice Over Internet Protocol (VOIP) service can convert any global broadband access point into a Hong Kong telephone phone number, such that users around the world can enjoy a virtual presence in Hong Kong. All calls to and from the assigned Hong Kong number enjoy free un-metered local rates, irrespective of the international location of the 2b user. Whilst this service will accelerate the cannibalization of our own IDD services, we believe the addressable global market potential far outweighs our IDD downside within Hong Kong. As such, in Phase I of our 2b investment, we have already provisioned for 1 million subscription capacity, which in the context of Hong Kong’s total market 3.8 million fixed line subscriptions appears excessive but in the context of our target global Chinese community base is reasonable.

PROSPECTS

Our successful US$125 million 2015 senior notes issued in January 2005 has altered our 5 year business objectives. Whereas prior to the fund raising, we were managing the business closer toward maturity of the existing investment, securing the 10-year funding has enabled us to set larger and more ambitious targets. Whilst FY05 represents our first ever full year corporate loss in our 13 year history, our gross cash balance of HK$738.4 million is also the highest in our history. As such, we believe that our impact on the industry in the next 13 years will be far greater than our first 13 years. Over the next three to four years, the strategic investment of our cash balance will be taken precedence over near term profitability. At CTI, we are working towards building the most successful alternative carrier in Hong Kong for the benefit of the community and for our shareholders.

EMPLOYEE RELATIONS

As of 31 August 2005, the CTI Group had approximately 3,896 permanent full-time employees, the total staff related cost was approximately HK$439 million for fiscal year 2005. CTI Group offers remuneration packages consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on performance of both CTI Group and the individual employee. In addition to the comprehensive medical and life insurance coverage, CTI Group provides share options as well as competitive retirement benefits.

1.	EBITDA for any period means, without duplication, net income for such period, plus the following to the extent deducted in calculating such net income: interest expense, profits taxes, depreciation and amortization expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation). EBITDA is not a measure of performance under Hong Kong GAAP but the Company considers that EBITDA is an additional measure utilized by investors in determining a borrower’s ability to meet debt service requirements. However, EBITDA does not represent, and should not be used as a substitute for, net earnings or cash flows from operations as determined in accordance with Hong Kong GAAP, and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of EBITDA may differ from that of other companies

PROFILE OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr WONG Wai Kay, Ricky, aged 43, is the co-founder and chairman of the Group. He is responsible for our overall strategic planning and management. Mr Wong holds a bachelor’s degree in science from The Chinese University of Hong Kong and has over 20 years’ experience in the telecommunications and computer industries. Mr Wong has worked at a major U.S.-listed computer company as a marketing representative and was responsible for the marketing and the distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in the import and distribution of computer systems in Canada prior to co-founding of the Group. Mr Wong is a first cousin of Mr Cheung Chi Kin, Paul, our managing director.

Mr CHEUNG Chi Kin, Paul, aged 48, is the co-founder and managing director of the Group. He is responsible for our day-to-day operations and technological research, development and support activities. Mr Cheung graduated with a diploma of advanced programming and system concepts design from Herzing Institute, Canada. He has more than 25 years’ experience in the telecommunications and computer industries. Mr Cheung has worked in companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr Cheung is a first cousin of Mr Wong Wai Kay, Ricky, the chairman of the Group.

Ms SIO Veng Kuan, Corinna, aged 38, is the finance director. She is in charge of the Group’s financial operations. Ms Sio joined the Group in January 1993 and is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of Association of Chartered Certified Accountants. Ms Sio worked in the accounting department of various international banking corporations in Hong Kong from 1985 to 1992 prior to joining the Group.

NON-EXECUTIVE DIRECTORS

Mr CHENG Mo Chi, Moses, aged 55, was re-designated as a non-executive director of the Group with effect from 30 September 2004. He was appointed as an independent non-executive director of the Group since 17 June 1997 and a member of the Audit Committee since its establishment on 22 March 1999. He is the senior partner of P.C. Woo & Co., a firm of solicitors and notaries in Hong Kong, the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus, the Chairman of the Council and Court of the Hong Kong Baptist University and the Football Betting and Lotteries Commission. Mr Cheng was appointed a member of the Legislative Council of Hong Kong from 1991 to 1995.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr CHAN Kin Man, aged 46, is an associate professor of the Department of Sociology of The Chinese University of Hong Kong, specializing in the state-society relations in China and Hong Kong. He received a bachelor of social science degree from The Chinese University of Hong Kong in 1983 and a doctor of philosophy degree from Yale University in the U.S. in 1995. Dr Chan has been the Director since June 1997.

Mr LEE Hon Ying, John, aged 59, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman - Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable & Wireless HKT and Hong Kong Telecom. He is a chartered engineer and a member of each of Institution of Electronic and Radio Engineers, the United Kingdom, and the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a master’s degree in information system from the Hong Kong Polytechnic University in 1992. In addition, he is the Territory Vice-president of the Society of St. Vincent de Paul of Asia and Oceania, which is an international charity body. He is the Chairperson of the Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr Lee has been a Director since June 1997.

Mr PEH Tun Lu, Jefferson, aged 46, is a director of Shriro Equipment Limited, a member of the Shriro Group. He is also a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr Peh holds a Master degree in business from the University of Technology, Sydney. He has over 23 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr Peh has been a Director of the Group since September 2004.

SENIOR MANAGEMENT

Mr CHONG Kin Chun, John, is the director of the corporate division. He is responsible for sales, marketing and servicing development of the Group’s international telecommunications services and fixed telecommunications network services for business and corporate customers. Mr Chong joined the Group in February 1996 and holds a bachelor’s degree in arts from The University of Hong Kong. Mr Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.

Ms FUNG So Mui, Fion, is the director of business development. She holds a bachelor’s degree in business administration from the University of Wisconsin, Madison in the United States. Ms Fung is currently in charge of business planning and development of the Group. Prior to that she was responsible for the development of our fixed telecommunications network businesses, the expansion of network coverage in Hong Kong, regulatory affairs and other business development operations of the Group. Ms Fung worked as a research manager in a foreign-based executive recruitment firm in Hong Kong from 1986 to 1989. She joined the Group in October 1993.

Mr LAI Ni Quiaque, is the director of corporate development. Mr Lai joined the Group in May 2004 and is responsible for overseeing the Group’s investor relations and corporate finance functions. Mr Lai has 13 years’ experience in telecommunications industry research and finance, being highly rated in this field. Prior to joining the Group, Mr Lai was Director and Head of Asia Telecom Research for Credit Suisse First Boston, having spent 8 years with the firm. Before that, Mr Lai held positions with Hongkong Telecom and Kleinwort Benson Securities (Asia). Mr Lai holds a Bachelor of Commerce degree from the University of Western Australia and is a qualified member of the Australian Society of CPAs.

Ms LEUNG Yau Man, Haily, is the senior vice president of Digital-TV services. Ms Leung joined the Group in April 2003 and is responsible for the overall planning and development of the Group’s Digital-TV business. She graduated from The University of Hong Kong and holds a bachelor’s degree in arts. Prior to joining the Group, Ms Leung has worked in various large corporations including a television broadcaster, mobile company and a telecommunications company.

Mr LO Sui Lun, is the director of network development. He is responsible for the engineering and development of the Group’s fixed telecommunications network. He joined the Group in September 1998. Prior to joining the Group, Mr Lo worked for PCCW (formerly known as “Cable & Wireless HKT”) for 9 years, gaining experience in network planning and undersea cable investment. Mr Lo holds a bachelor’s degree in sciences in electronics from The Chinese University of Hong Kong and a master’s degree in business administration from the University of Strathclyde, UK.

Ms TO Wai Bing, is the director in charge of international business, carrier business and carrier relations. She joined the Group in September 1998 and started to set up business relationships with international carriers to build reliable, high quality and cost effective international IDD and IP platforms. China business development is also one of the important sectors to manage under the scope of this function. Ms To is also in charge of carrier business to develop wholesale services as carriers’ carrier in Hong Kong. Under the scope of carrier relations, she is responsible for liaison with local fixed and mobile operators for interconnection issues. Ms To had worked in Cable & Wireless HKT for 16 years after receiving her diploma and higher certificate in electronic engineering from the Hong Kong Polytechnic University. She is experienced in international business development, international network engineering including planning, quality and security.

Mr YEUNG Chu Kwong, William, is the chief operating officer. Mr Yeung joined the Group in October 2005 and is responsible to head our customer engagement department to oversee customer relationship management. He holds a Bachelor of Arts degree from Hong Kong Baptist University, a master of business administration degree from University of Strathclyde, UK and a master of science degree in electronic commerce and Internet computing from The University of Hong Kong. Mr Yeung has more than 13 years’ experience in the telecom industry. Prior to joining the Group, Mr Yeung was the Director of Customers Division in Smartone-Vodafone, the General Manager of Personal Communications and Retail Division in Tricom Telecom Limited, and has been an Inspector of Police in the Hong Kong Police Force.

COMPANY SECRETARY

Ms LEUNG Eva, is the company secretary and in-house counsel of the Group. She graduated from The University of Hong Kong with a bachelor’s degree in laws and obtained her master’s degree in business administration from the University of South Australia. Ms Leung was admitted to practice as solicitor in Hong Kong.

Today

FUTURE

At CTI, we are working towards building the most successful alternative carrier in Hong Kong for the benefit of the community and for our shareholders.

REPORT OF THE DIRECTORS

The directors submit their report together with the audited accounts for the year ended 31 August 2005.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activities of the Company and its subsidiaries (the “Group”) are the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

An analysis of the Group’s performance for the year by business and geographical segments is set out in note 2 to the accounts.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated profit and loss account on page 34 of this report.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 23 to the accounts.

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$1,115,000 (2004: HK$291,000).

FIXED ASSETS

Details of the movements in fixed assets of the Group are set out in note 15 to the accounts.

SHARE CAPITAL AND SHARE OPTIONS

Details of the movements in share capital and share options of the Company are set out in note 22 to the accounts.

DISTRIBUTABLE RESERVES

Distributable reserves of the Company as at 31 August 2005, calculated in accordance with section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$262,554,000 (2004: HK$295,592,000).

FIVE YEAR FINANCIAL SUMMARY

A summary of the results of the assets and liabilities of the Group for the last five financial years is set out on page 76 of this report.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities during the year.

GROUP’S BORROWINGS

The Group’s borrowings as at 31 August 2005 are repayable in the following periods:

	2005	2004

	HK$’000	HK$’000

On demand or not exceeding one year	1,194	32,503
More than one year but not exceeding two years	1,218	20,000
More than two years	946,071	66,667

	948,483	119,170

REPORT OF THE DIRECTORS

DIRECTORS

The directors during the year and up to the date of this report were:

Executive directors

Mr Wong Wai Kay, Ricky (Chairman)
Mr Cheung Chi Kin, Paul (Managing director)
Mr Chong Kin Chun, John	(Resigned on 28 July 2005)
Ms Fung So Mui, Fion	(Resigned on 28 July 2005)
Ms Sio Veng Kuan, Corinna *
Ms To Wai Bing	(Resigned on 28 July 2005)

Non-executive director

Mr Cheng Mo Chi, Moses *	(Re-designated from an independent non-executive director to a non-executive director on 30 September 2004)

Independent non-executive directors

Mr Lee Hon Ying, John # *
Dr Chan Kin Man # *
Mr Peh Jefferson Tun Lu # *	(Appointed on 1 September 2004)

#	Audit Committee members

*	Remuneration Committee members

In accordance with Articles 96 and 99 of the Company’s Articles of Association, Mr Wong Wai Kay, Ricky and Mr Cheung Chi Kin, Paul shall retire by rotation and, being eligible, offers themselves for re-election at the forthcoming annual general meeting.

The Company received confirmation of independence from each of the independent non-executive directors pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Company still considers the independent non-executive directors to be independent.

DIRECTORS’ SERVICE CONTRACTS

There is no unexpired service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation) of the director proposed for re-election and re-appointment at the forthcoming annual general meeting.

DIRECTORS’ INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance in relation to the Group’s business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Brief biographical details of the directors and senior management are set out on page 18 of this report.

REPORT OF THE DIRECTORS

DIRECTORS’ INTERESTS IN SHARES AND UNDERLYING SHARES

Directors’ interests and short positions in shares and in share options

As at 31 August 2005, the interests and short positions of the Directors and chief executives of the Company and their associates, of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) were as follows:

Name of director	Personal interests	Interest in shares Corporate interests	Family interests	Total interests in shares	Interests in underlying shares pursuant to share options	Aggregate interests	Approximate percentage interests in the Company’s issued share capital

Mr Wong Wai Kay, Ricky	11,794,000	319,862,999 Note (1)(i) and (ii)	3,098,000 Note (2)	334,754,999	8,000,000	342,754,999	55.81%

Mr Cheung Chi Kin, Paul	10,508,000	318,516,999 Note (1)(i)	—	329,024,999	8,000,000	337,024,999	54.88%

Ms Sio Veng Kuan, Corinna	1,550,000	—	—	1,550,000	1,000,000	2,550,000	0.42%

Notes:

(1)	The corporate interests of Mr Wong Wai Kay, Ricky and Mr Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	318,516,999 Shares are held by Top Group International Limited (“Top Group”) which is owned as to approximately 35% each by Mr Wong and Mr Cheung; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholders” of this report.

(ii)	1,346,000 Shares are held by Bullion Holdings Limited which is wholly owned by Mr Wong.

(2)	3,098,000 Shares are jointly owned by Mr Wong and his spouse.

Details of the directors’ interests in share options granted by the Company are set out on page 26 of this report.

Save as disclosed above, none of the directors or chief executives (including their spouse and children under 18 years of age) had any interests or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTION SCHEMES

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for Shares subject to the terms and conditions stipulated therein.

The Company also has an old share option scheme (the “1997 Share Option Scheme”) adopted by shareholders on 12 July 1997 which was terminated on 23 December 2002 upon the adoption of the 2002 Share Option Scheme. Upon termination, no further options can be granted under the 1997 Share Option Scheme but the provisions of such scheme in all other respects remain in force and all options granted prior to termination continue to be valid and exercisable.

REPORT OF THE DIRECTORS

A summary of each of the share option schemes operated by the Company is as follows:

(a)	2002 Share Option Scheme

(1)	Purpose

To grant options to the eligible participants as incentives and rewards for their contribution to the Company or its subsidiaries.

(2)	Eligible Participants

Eligible participants include employees, executives or officers (including executive, non-executive and independent non-executive directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group.

(3)	The total number of securities available for issue

The total number of shares which may be issued upon exercise of options to be granted under the scheme shall not exceed 10% of the shares in issue as at the date of adoption of the 2002 Share Option Scheme on 23 December 2002 (i.e. 50,302,066 shares). Such limit was refreshed by the shareholders in the general meeting held on 29 December 2004 so that the total number of shares which may be issued shall be 10% of the shares in issue as the date of the said general meeting (i.e. 61,407,340 shares). As at the date of this annual report, the number of shares available for issue in respect thereof is

44,407,340 shares, representing approximately 7.23% of the issued share capital of the Company as at the date of the annual report.

The shares which may be issued upon exercise of all outstanding options to be granted and yet to be exercised under the 2002 Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30% of the shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded.

(4)	The maximum entitlement of each participant under the scheme

The total number of shares shall be issued upon exercise of the options granted under the 2002 Share Option Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each participant in any 12-month period up to and including the date of grant shall not exceed 1% of the shares in issue as at the date of grant.

Any further grant of options in excess of the 1% limit shall be subject to the issue of a circular by the Company and the approval of the shareholders in general meeting with such grantee and his associates abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time.

(5)	The period within which the shares must be taken up under an option

The period during which an option may be exercised will be determined by the board of directors at its absolute discretion and no option may be exercised more than 10 years from the date of grant.

(6)	The minimum period for which an option must be held before it can be exercised

The board of directors is empowered to impose, at its discretion, any minimum period that an option must be held at the time of grant of any particular option.

(7)	The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid

Acceptance of the option must be made within 30 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option.

REPORT OF THE DIRECTORS

(8)	The basis of determining the exercise price

The board of directors shall determine the exercise price of each option offered but in any event shall not be less than the highest of: (a) the official closing price of the shares of the Company on the date of offer as quoted in the Stock Exchange quotation sheet; (b) the average of the closing price of the shares of the Company for the 5 business days immediately preceding the date of offer as quoted in the Stock Exchange quotation sheet; and (c) the nominal value of the shares of the Company.

(9)	The remaining life of the scheme

The 2002 Share Option Scheme is valid and effective from 23 December 2002, being the date of adoption, and shall end on the tenth anniversary of such date (both days inclusive).

(10)	Details of the share options granted under the 2002 Share Option Scheme as at 31 August 2005 are as follows:

Participants	Date of grant	Exercise price HK$	Balance as at 1 September 2004	Options granted during the year	Vesting period	Exercise period	Options exercised/ lapsed/ cancelled during the year	Balance as at 31 August 2005	Closing price immediately before the date on which the options were granted

Directors
Mr Wong Wai Kay, Ricky	5 January 2005	1.54	—	8,000,000	5 January 2005 to 31 December 2006	5 January 2005 to 20 October 2014	—	8,000,000	1.53
Mr Cheung Chi Kin, Paul	5 January 2005	1.54	—	8,000,000	5 January 2005 to 31 December 2006	5 January 2005 to 20 October 2014	—	8,000,000	1.53
Ms Sio Veng Kuan, Corinna	21 October 2004	1.54	—	1,000,000	21 October 2004 to 31 December 2006	1 January 2005 to 20 October 2014	—	1,000,000	1.53
Employees under continuous employment contacts
Employees	3 June 2004	1.47	6,000,000	—	1 May 2005 to 1 May 2006	1 May 2005 to 2 June 2014	—	6,000,000	1.47
	21 October 2004	1.54	—	13,670,000	21 October 2004 to 31 December 2006	1 January 2005 to 20 October 2014	—	13,670,000	1.53

Total			6,000,000	30,670,000				36,670,000

Note:	On 21 October 2004, the Board proposed the offer of a grant of an option to subscribe for 8,000,000 shares to each of Mr Wong Wai Kay, Ricky and Mr Cheung Chi Kin, Paul at the exercise price of HK$1.54. Each of Mr Wong and Mr Cheung is an executive director and a substantial shareholder (within the meaning under the Listing Rules) of the Company. Each such grant also represents approximately 1.31% of the issued share capital of the Company as at the said Board meeting and has an aggregate value of HK$11,920,000 based on the closing price of HK$1.49 per share quoted on the quotation sheet of Stock Exchange on the date of the said Board meeting. Accordingly, such grant must be approved by the shareholders with Mr Wong, Mr Cheung and each of his associates shall abstain from voting; while and all connected persons shall abstain from voting in favour in accordance with rules 17.03(4) and 17.04 of the Listing Rules. At the general meeting of the Company held on 29 December 2004, each grant to Mr Wong and Mr Cheung was approved by the shareholders of the Company.

REPORT OF THE DIRECTORS

(11)	In assessing the value of the share options granted during the year ended 31 August 2005, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used. The Black-Scholes Model is one of the most generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models as set out in Chapter 17 of the Listing Rules. The variables of the Black-Scholes Model include expected life of the options, risk-free interest rate, expected volatility and expected dividend of the shares of the Company.

In assessing the value of the share options granted during the year, the following variables have been applied to the Black-Scholes Model:

Measurement Date	21 October 2004	5 January 2005

Variables

– Expected life	5 years	5 years
– Risk-free rate	2.65%	2.75%
– Expected volatility	72.06%	69.37%
– Expected dividend yield	1.01%	1.01%

The above variables were determined as follows:

(i)	The expected life is estimated to be 5 years from the date of grant (the “Measurement Date”).

(ii)	The risk-free rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(iii)	The expected volatility represents the annualised standard deviation of the continuously compounded rates of return on the shares of the Company for the last 5 years from the Measurement Date which approximates the expected life of the share options.

(iv)	A dividend yield of 1.01% has been assumed.

Using the Black-Scholes Model in assessing the value of share options granted during the year, the fair value is estimated as below:

Date of grant	21 October 2004	5 January 2005

Fair value per share option	HK$0.84	HK$0.80

In assessing the aggregate value of the share options, no adjustment has been made for possible future forfeiture of the options. No charge is recognised in the profit and loss account in respect of the value of options granted during the year. The share options granted will be recognised in the balance sheet at the time when the share options are exercised.

The Black-Scholes Model, applied for determination of the estimated value of the share options granted under the 2002 Share Option Scheme, was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Such an option pricing model requires input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

(b)	1997 Share Option Scheme

(1)	Purpose

To grant options to the employees as incentives for their contribution to the Company or its subsidiaries.

(2)	Eligible Participants

Eligible participants include employees of the Company or any of its subsidiaries including (without limitation) any executive director of the Company or any of its subsidiaries.

REPORT OF THE DIRECTORS

(3)	The total number of securities available for issue

The total number of shares which may be issued upon exercise of options which may be granted under the scheme and any other share option scheme(s) should not exceed 10% of the shares in issue (excluding any shares allotted and issued pursuant to this scheme) from time to time. As at the date of this annual report, the shares to be issued upon exercise of all outstanding options granted under the scheme are 548,000 shares, representing approximately 0.09% of the issued share capital of the Company as at the date of the annual report.

(4)	The maximum entitlement of each participant under the scheme

No option may be granted to any one employee which, if exercised in full, would result in such employee becoming entitled to subscribe, and in aggregate with the total number of shares already issued and issuable to him, over 25% of the aggregate number of shares issued and issuable under the 1997 Share Option Scheme.

(5)	The period within which the shares must be taken up under an option

The period during which an option may be exercised will be determined by the board of directors and such period may commence on a day after the date of acceptance and in any event shall end not later than 10 years from 12 July 1997, being the date of adoption.

(6)	The minimum period for which an option must be held before it can be exercised

There was no minimum period for which an option must be held before it can be exercised as specified in the 1997 Share Option Scheme but the board of directors may determine that the employees are required to undertake to hold the option base on the terms on which the option is to be granted.

(7)	The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid.

Acceptance of the option must be made within 28 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option.

(8)	The basis of determining the exercise price

The board of directors shall determine the exercise price which will be the higher of: (a) a price being not less than 80% of the average closing price of the shares of the Company for the 5 trading days immediately preceding the date of offer; and (b) the nominal value of the shares of the Company.

(9)	The remaining life of the scheme

The 1997 Share Option Scheme was originally established to have a term of ten years commencing from the date of its adoption on 12 July 1997. The 1997 Share Option Scheme was terminated on 23 December 2002 upon the adoption of the 2002 Share Option Scheme. Upon its termination, no further options can be granted under the 1997 Share Option Scheme but the provisions of such scheme in all other respects remain in force and all options granted prior to termination shall continue to be valid and exercisable in accordance with the 1997 Share Option Scheme.

REPORT OF THE DIRECTORS

(10)	Details of the outstanding share options and share options exercised under the 1997 Share Option Scheme as at 31 August 2005 are as follows:

Participants	Date of grant	Exercise price per share		Exercisable period	No. of options outstanding as at 1 September 2004	Options exercised during the year	No. of options outstanding as at 31 August 2005

Employees in aggregate	3 September 1998	HK$	0.26	3 September 2000 to 11 July 2007	190,000	—	190,000

	10 September 1999	HK$	2.10	10 September 1999 to 11 July 2007	60,000	—	60,000

	20 October 2000	HK$	0.58	2 June 2001 to 11 July 2007	350,000	52,000	298,000

Total					600,000	52,000	548,000

Notes:

(i)	The weighted average closing price of the Shares of the Company immediately before the dates of exercise was HK$0.86 per share.

(ii)	No options under the 1997 Share Option Scheme were cancelled or lapsed during the year ended 31 August 2005.

(iii)	All outstanding options are immediately exercisable.

DIRECTORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the section “Share Option Schemes” in this report, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors and/or the chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 31 August 2005, the interests and short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:

Name	Interests in Shares in long positions	Percentage interests

Top Group International Limited	318,516,999	51.87%

EK Investment Management Limited	67,900,000	11.06%

Save as disclosed above, the Company had not been notified of any persons having any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

REPORT OF THE DIRECTORS

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate percentage of sales for the year attributable to the Group’s five largest customers is less than 30% of total sales for the year and therefore no disclosure with regard to major customers are made. The percentage of purchases for the year attributable to the Group’s major suppliers are as follows:

	2005	2004

	%	%

Purchases

– the largest supplier	28	36

– five largest suppliers combined	53	70

None of the directors, their associates or any shareholder (which to the knowledge of the directors own more than 5% of the Company’s issued share capital) had an interest in the major suppliers noted above.

SUFFICIENCY OF PUBLIC FLOAT

On the basis of information that is publicly available to the Company and within the knowledge of the directors, the Company has maintained a sufficient public float as required under the Listing Rules during the year.

CORPORATE GOVERNANCE

Principal Corporate Governance practices adopted by the Company are set out in the Corporate Governance Section on page 31 to 32.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as the code of conduct for securities transactions by directors of the Company. Having made specific enquiry of all directors, the directors have complied with the required standard as set out in the Model Code during the year.

AUDITORS

During the year, PricewaterhouseCoopers who had acted as auditors of the Company for the past 3 years tendered its resignation with effect from 13 May 2005. KPMG were appointed as auditors of the Company to fill the casual vacancy caused by the resignation of PricewaterhouseCoopers until the conclusion of the forthcoming annual general meeting and being eligible, offer themselves for reappointment. A resolution will be submitted to the forthcoming annual general meeting of the Company to reappoint KPMG as the auditors of the Company.

On behalf of the Board
WONG WAI KAY, RICKY
Chairman

Hong Kong, 21 November 2005

CORPORATE GOVERNANCE

The Group is committed to ensuring high standards of corporate governance in the interests of the shareholders and devotes considerable effort to maintaining high level of business ethics and corporate governance practices.

BOARD OF DIRECTORS

The Board oversees the management, businesses, strategic directions and financial performance of the Group. The Board currently comprises a total of 7 directors, with 3 executive directors, 1 non-executive director and 3 independent non-executive directors. The Board believes that the balance between executive and non-executive directors is reasonable and adequate to provide checks and balance that safeguard the interests of shareholders and the Group.

AUDIT COMMITTEE

The Group established its Audit Committee in March 1999. The Audit Committee comprises Mr Lee Hon Ying, John (the Chairman of the Audit Committee), Dr Chan Kin Man, Mr Peh Jefferson Tun Lu who are all independent non-executive directors of the Company.

The main responsibilities of the Audit Committee are to oversee the accounting and financial reporting processes of the Group and the audits of the Group’s financial statements on behalf of the Board of Directors.

The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of the work of the Group’s independent auditors (including resolution of disagreements between management and the auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Group.

The Audit Committee shall meet at least twice a year. The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities as required by law, including the authority to engage independent counsel and other advisors as the Audit Committee deems necessary to carry out its duties.

REMUNERATION COMMITTEE

The Group’s Remuneration Committee was established in August 2001. The Remuneration Committee now comprises 6 members with three independent non-executive directors, the non-executive director, the finance director and the director of human resources and training. The Remuneration Committee’s main responsibilities are set out as follows:–

(a)	to make recommendations to the Board on the Group’s policy and structure for all remuneration of directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration;

(b)	to have the delegated responsibility to determine the specific remuneration packages of all executive directors and senior management, including benefits in kind, pension rights, short and long term incentives and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board of the remuneration of Non-executive Directors;

(c)	to review and approve performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time;

(d)	to review and approve the compensation payable to executive directors and senior management in connection with any loss or termination of their office or appointment to ensure that such compensation is determined in accordance with relevant contractual terms and that such compensation is otherwise fair and not excessive for the Group;

(e)	to review and approve compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that such arrangements are determined in accordance with relevant contractual terms and that any compensation payment is otherwise reasonable and appropriate; and

(f)	to ensure that no director or any of his associates is involved in deciding his own remuneration.

CORPORATE GOVERNANCE

DIRECTORS’ RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The Board, supported by the Finance Department, is responsible for the preparation of the financial statements of the Group. In preparing the financial statements, the generally accepted accounting standard in Hong Kong have been adopted and the Group has complied with accounting standards issued by the Hong Kong Institute of Certified Public Accountants. Appropriate accounting policies have also been used and applied consistently.

COMPANY POLICIES

The Group has adopted a number of company policies to ensure good corporate governance practices and high standard of business conducts and ethics of the Group, including Company Policy and Procedure, Code of Business Conduct and Ethics and departmental charters. The Group will conduct and review regularly an evaluation of the adequacy of these Company policies.

INTERNAL AUDIT

The Internal Audit Department plays a major role in support of and in collaboration with the Group’s management, in monitoring the internal control of the Group. The Internal Audit Department has unrestricted access to information that facilitates its reviews on the Group’s network of risk management and internal control processes.

U.S. SARBANES - OXLEY ACT 2002

As the Company is listed on the Nasdaq National Market in the U.S., it is also bound by the provisions of the U.S. Sarbanes - Oxley Act 2002, which is a legislation seeking to enhance the transparency and accountability of companies in the areas of corporate governance and financial reporting.

The Group has been, and will continue its process of, reviewing its internal control systems and practices and implementing new requirements under this legislation in line with applicable compliance dates.

INVESTOR RELATION

The Group is committed to fostering productive and long-term relationships with shareholders and investors through open and prompt communication. The Group adopts a policy of disclosing relevant information to shareholders in a timely manner. The Group’s annual general meeting allows the directors to meet and communicate with shareholders. Various channels are established to facilitate transparency. Our corporate website which contains corporate information, interim and annual reports issued by the Group as well as recent developments of the Group enable shareholders and investors to have timely and updated information of the Group.

AUDITORS’ REPORT

AUDITORS’ REPORT TO THE SHAREHOLDERS OF CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 34 to 75 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company’s and the Group’s circumstances, consistently applied and are adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 August 2005 and of the Group’s loss and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 21 November 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 August 2005

		2005	2004

	Note	HK$’000	HK$’000

Turnover	2	1,137,356	1,169,880
Other revenues	2	19,615	6,421
Network costs	3	(339,402)	(331,408)
Other operating expenses	4	(976,184)	(793,125)

Operating (loss)/profit	5	(158,615)	51,768
Finance costs	6	(54,462)	(175)

(Loss)/profit before taxation		(213,077)	51,593
Tax benefit/(expense)	7	6,725	(2,043)

(Loss)/profit attributable to shareholders	8	(206,352)	49,550

Dividends	9	—	54,947

Basic (loss)/earnings per share	10	(33.6) cents	8.1 cents

Diluted (loss)/earnings per share	10	(33.6) cents	8.1 cents

The notes on pages 39 to 75 form part of these accounts.

BALANCE SHEET

As at 31 August 2005

		The Group		The Company
		2005	2004	2005	2004

	Note	HK$’000	HK$’000	HK$’000	HK$’000

Goodwill	14	1,066	2,131	—	—
Fixed assets	15	1,336,543	1,158,875	133,328	157,407
Investments in subsidiaries	16	—	—	1,201,239	708,428
Other investments	17	25,901	25,604	22,315	21,954
Long-term bank deposit	18	15,540	15,600	15,540	15,600
Long-term receivable and prepayment	32(a)	13,099	6,206	—	356
Deferred tax assets	24	—	229	—	—
Deferred expenditure	19	21,131	21,563	—	—
Current assets
Accounts receivable	20	80,189	134,849	15,253	24,275
Other receivables, deposits and prepayments		78,758	44,029	8,395	13,060
Inventories		1,957	—	1,581	—
Tax recoverable		535	—	—	—
Pledged bank deposits	30(a)&(c)	90,447	26,805	85,923	20,565
Term deposits		92,850	—	92,850	—
Cash and cash equivalents		539,591	247,517	461,001	199,643

		884,327	453,200	665,003	257,543

Current liabilities
Amounts due to subsidiaries		—	—	10,830	10,000
Accounts payable	21	90,762	122,459	58,728	72,577
Other payables and accrued charges		223,208	188,605	22,343	24,113
Deposits received		15,510	17,983	8,770	11,093
Current portion – deferred services income		36,744	35,288	11,254	29,222
Taxation payable		1,728	1,173	1,481	1,271
Current portion – obligation under finance lease	25	1,194	—	—	—
Short-term bank loan – secured	30(c)	—	19,170	—	19,170
Current portion – long-term bank loan - secured	25	—	13,333	—	—

		369,146	398,011	113,406	167,446

Net current assets		515,181	55,189	551,597	90,097

		1,928,461	1,285,397	1,924,019	993,842

BALANCE SHEET

As at 31 August 2005

		The Group		The Company
		2005	2004	2005	2004

	Note	HK$’000	HK$’000	HK$’000	HK$’000

Financed by:
Share capital	22	61,412	61,057	61,412	61,057
Reserves	23	909,221	1,114,641	881,962	913,943

Shareholders’ funds		970,633	1,175,698	943,374	975,000
Non-current liabilities
Deferred tax liabilities	24	10,539	18,891	9,992	18,842
Long-term deferred services income		—	4,141	25,305	—
Long-term debt and other liabilities	25	947,289	86,667	945,348	—

		1,928,461	1,285,397	1,924,019	993,842

Approved and authorised for issue by the board of directors on 21 November 2005

Wong Wai Kay, Ricky	Cheung Chi Kin, Paul

Director	Director

The notes on pages 39 to 75 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 August 2005

		2005	2004

	Note	HK$’000	HK$’000

Total equity as at 1 September 2004 and 2003		1,175,698	1,179,175
Exchange adjustments on translation of the accounts of subsidiaries	23	(143)	(248)

Net loss not recognised in the consolidated profit and loss account		(143)	(248)

		1,175,555	1,178,927
(Loss)/profit attributable to shareholders	23	(206,352)	49,550
2003 final dividends paid	23	—	(45,789)
2004 interim dividends paid	23	—	(9,158)
Issue of shares		1,430	2,168

Total equity as at 31 August		970,633	1,175,698

The notes on pages 39 to 75 form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 August 2005

			2005	2004

	Note		HK$’000	HK$’000

Net cash (outflow)/inflow generated from operations	26	(a)	(13,677)	228,757
Interest paid			(374)	(175)
Hong Kong profits tax paid			(805)	(24,011)
Overseas tax paid			(588)	(808)

Net cash (outflow)/inflow from operating activities			(15,444)	203,763
Investing activities
(Increase)/decrease in pledged bank deposits			(63,642)	2,803
Interest received			13,578	3,753
Purchases of fixed assets			(415,494)	(410,046)
Proceeds from disposal of fixed assets			968	1,146
Purchase of other investments			—	(3,900)

Net cash outflow from investing activities			(464,590)	(406,244)

Net cash outflow before financing			(480,034)	(202,481)
Financing
Issue of new shares	26	(b)	1,430	2,168
Net proceeds of senior notes issue	26	(b)	943,655	—
Bank loan drawn down	26	(b)	100,000	100,000
Repayment of bank loan	26	(b)	(200,000)	—
Repayment of capital element of finance lease	26	(b)	(497)	—
Dividends paid			—	(54,947)
Interest element of finance lease			(23)	—
Interest paid for senior notes			(52,372)	—

Net cash inflow from financing			792,193	47,221

Increase/(decrease) in cash and cash equivalents			312,159	(155,260)
Cash and cash equivalents at 1 September			228,347	383,860
Effect of foreign exchange rate changes			(915)	(253)

Cash and cash equivalents at 31 August			539,591	228,347

Analysis of the balances of cash and cash equivalents
Cash and bank balances			100,903	107,517
Bank deposits			438,688	140,000

			539,591	247,517
Short-term bank loan – secured			—	(19,170)

			539,591	228,347

The notes on pages 39 to 75 form part of these accounts.

NOTES TO THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a)	Basis of preparation

The accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, other investments are stated at fair value and senior notes are stated at fair value on the date of inception. The Group has added an accounting policy following its issuance of 10-year senior notes due 2015 at fixed interest rate of 8.75% per annum during the year ended 31 August 2005.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“HKAS”) (collectively, “new HKFRSs”) which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the accounts for the year ended 31 August 2005.

The Group has made a preliminary assessment of the impact of these new HKFRSs and has concluded that the adoption of HKFRS 2 “Share-based Payment”, HKFRS 3 “Business Combinations” and HKAS 39 “Financial Instruments: Recognition and Measurement” will have an impact on the Group’s accounts as described below:

HKFRS 2 “Share-based Payment”

With effect from 1 September 2005, HKFRS 2 requires that the Group recognises the fair value of share options granted to employees as an expense in the profit and loss account, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognised in a capital reserve within equity. HKFRS 2 requires that the fair value of the share options is measured at the date of grant. Where the employees are required to meet vesting conditions before they become entitled to the options, the fair value of the options granted should be recognised over the vesting period.

Under the transitional provisions of HKFRS 2, the Group can choose not to apply this treatment to share-based payments which were granted on or before 7 November 2002 or which were granted after 7 November 2002 but already vested before 1 September 2005.

Had this revised accounting standard been adopted for the year ended 31 August 2005, the other operating expenses and the capital reserve of the Group would increase due to the recognition of share-based compensation expense. Management has assessed and considered the impact of the adoption of this new policy on the Group’s profit/(loss) attributable to shareholders and net assets not significant.

HKFRS 3 “Business Combinations”

With effect from 1 September 2005, HKFRS 3 requires goodwill to be recorded at cost less any accumulated impairment losses. Positive goodwill under HKFRS 3 is no longer amortised but requires annual test for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amounts.

In accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill), the excess is recognised immediately in the consolidated profit and loss account as it arises.

In accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before 1 January 2001) will not be recognised in the consolidated profit and loss account on disposal or impairment of the acquired business, or under any other circumstances.

This new policy is to be applied prospectively from 1 September 2005 in accordance with the transitional arrangements under HKFRS 3. This will result in a change to the Group’s current accounting policies from 1 September 2005 onwards on the amortisation of goodwill. The new policy in respect of negative goodwill would have no impact on the consolidated accounts of the Group.

NOTES TO THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (CONTINUED)

HKFRS 3 “Business Combinations” (CONTINUED)

Had this revised accounting standard been adopted for the year ended 31 August 2005, the other operating expenses would decrease and the goodwill balance would increase because of the cessation of the amortisation of the goodwill balance.

Management has assessed and considered the impact on of the adoption of this new policy on the Group’s consolidated profit/ (loss) attributable to shareholders and consolidated net assets not significant.

HKAS 39 “Financial Instruments: Recognition and Measurement”

With effect from 1 September 2005, HKAS 39 requires the following:

•	All non-trading investments are classified as available-for-sale securities and carried at fair value. Changes in fair value are recognised in equity, unless there is objective evidence that an individual investment has been impaired. If there is objective evidence that an individual investment has been impaired, any amount held in fair value reserve in respect of the investment is transferred to the profit and loss account for the period in which the impairment is identified. Any subsequent increase in the fair value of available-for-sale securities is recognised directly in equity.

Based on management’s evaluation, the adoption of this new policy would not be significant on the accounts of the Group.

•	All derivative financial instruments entered into by the Group are stated at fair value. The accounting for changes in fair value depends on whether the derivative instrument qualifies as a hedge. Gains and losses on a derivative instrument designated and qualifying as a fair value hedge as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognised currently in the profit and loss account. The effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge shall be reported in equity and reclassified into earnings in the same period or periods during which the hedged forecasted transaction impact earnings. Any ineffective portion of the changes in fair value of the derivatives is recognised in the profit and loss account.

Management expects that the adoption of this new policy would result in an increase or decrease in the net asset or the other revenues of the Group depending on the change in fair value of the financial instruments. Had this new policy been adopted in the year ended 31 August 2005, the other revenues and the net asset of the Group would increase due to the recognition of the gain in increase in fair value of the interest rate swap and foreign forward exchange contracts.

•	Convertible notes issued are split into their liability and equity components at initial recognition by recognising the liability component at its fair value and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortised cost. The equity component is recognised in the capital reserve until the note is either converted (in which case it is transferred to share premium) or the note is redeemed (in which case it is released directly to retained profits).

This new policy in respect of convertible notes would have no impact on the accounts because the Group did not issue any convertible notes as defined under HKAS 32 “Financial instruments: Disclosure and Presentation”.

The Group is continuing its assessment of the impact of other new HKFRSs and other significant changes may be identified as a result.

NOTES TO THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b)	Group accounting

(i)	Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 August. Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half of the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances with the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company’s balance sheet investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii)	Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

For consolidation of the subsidiaries, where the functional currency is other than Hong Kong dollar, revenues and expenses are translated into Hong Kong dollars at the average rate for the year; and balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The result of exchange differences are dealt with as a movement in reserves.

(c)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition.

Goodwill on acquisitions that occurred prior to 1 September 2001 was written off against reserves. Goodwill on acquisitions occurring on or after 1 September 2001 is separately shown on the consolidated balance sheet and is amortised on a straight-line method over its estimated useful life. Goodwill arising on major strategic acquisitions of the Group to expand its product or geographical market coverage is amortised over a period of not more than 20 years.

Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount and any write-down is accounted for in the profit and loss account.

(d)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Leasehold land is depreciated over the period of the lease while other tangible fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Leasehold land	2%

Leasehold buildings	2%

Furniture, fixtures and fittings	25%

Telecommunications, computer and office equipment	7% – 25%

Motor vehicles	25%

NOTES TO THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(d)	Fixed assets (CONTINUED)

Depreciation of leasehold improvements is calculated to write off their cost less accumulated impairment losses over the unexpired periods of the leases or their expected useful lives whichever is shorter.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Major improvements are capitalised and depreciated over the expected useful lives of such assets.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(e)	Assets held under leases

(i)	Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long-term liabilities or current liabilities, as appropriate. The finance charges are charged to the profit and loss account over the lease periods based on the effective interest method.

Assets held under finance leases are depreciated over the shorter of lease periods or the assets’ estimated useful lives.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that leased assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

(ii)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the profit and loss account on a straight-line basis over the lease period.

(f)	Other investments

Other investments are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the change in fair value of other investments are recognised in the profit and loss account. Profits or losses on disposal of other investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(g)	Deferred expenditure

Direct customer acquisition costs incurred for the successful acquisition or origination of a long-term service agreement are deferred and amortised on a straight-line basis over the period of the underlying service subscription agreements executed with the customers. All other related advertising and marketing costs are charged to the profit and loss account as incurred.

(h)	Accounts receivable

Provision is made against accounts receivable when the recoverability of the account balance is considered to be doubtful. Accounts receivable in the balance sheets are stated net of such provision.

NOTES TO THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(i)	Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is determined using the first in, first out method (FIFO) and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

As of 31 August 2005, there was no write-down or reversal of a previous write-down made against inventories due to change in net realisable value.

(j)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

Cash equivalents, are stated at costs, which approximates fair value because of the short-term maturity of these investments.

(k)	Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(l)	Employee benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii)	Profit sharing and bonus plans

Provisions for profit sharing and bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii)	Retirement benefit costs

The Group contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Group and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to the profit and loss account represents contributions payable by the Group to the fund. The Group’s contributions are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

The assets of the scheme are held separately from those of the Group in an independent administered fund.

NOTES TO THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(m)	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted as at the balance sheet date are used to measure deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

(n)	Senior notes

The senior notes are initially accounted at fair value (which is equivalent to the issuance price) less the amount of incidental issuance costs.

After initial recognition, the senior notes are stated at amortised cost and any difference between the initial recognised fair value (net of incidental issuance costs) and the redemption or par value is amortised from the date of issue to the date of maturity using the effective interest method.

In the event that the senior notes are redeemed prior to the maturity date, the difference between the carrying value and the redemption value of the notes is charged immediately to the profit and loss account.

(o)	Contingent liabilities and assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(p)	Revenue recognition

(i)	Revenue for the provision of international telecommunications and fixed telecommunications network services is recognised, net of discounts, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectibility is probable.

(ii)	Amount received in advance for the provision of international telecommunications services using calling cards is deferred and included under deferred services income and subsequently recognised as revenue when the calling cards are used by customers or when the calling cards have expired.

(iii)	Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred services income, and subsequently recognised as revenue on a straight-line basis over the agreed period of time in accordance with the terms of the subscription agreement.

(iv)	Revenue from the sales of products is recognised upon the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(v)	Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

NOTES TO THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(q)	Research and development costs

Research and development costs of new services and enhancements to existing services are charged to the profit and loss account as incurred.

(r)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(s)	Segment reporting

In accordance with the Group’s internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical segment as the secondary reporting format.

Segment assets consist primarily of goodwill, fixed assets, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets.

In respect of geographical segment reporting, sales are reported based on the country in which the customer is located. Total assets and capital expenditure are reported based on where the assets are located.

(t)	Accounting for barter transactions

When goods or services are exchanged or swapped for goods or services which are of a similar nature and value, the exchange is not regarded as a revenue generating transaction.

When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a revenue generating transaction. The revenue is measured at the fair value of the goods or services rendered, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

(u)	Related parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(v)	Use of estimates

The preparation of accounts in conformity with accounting principles generally accepted in Hong Kong requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

NOTES TO THE ACCOUNTS

2. TURNOVER, OTHER REVENUES AND SEGMENTAL INFORMATION

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows:

	2005	2004

	HK$’000	HK$’000

Turnover
International telecommunications services	532,595	627,978
Fixed telecommunications network services (note (c))	604,761	541,902

	1,137,356	1,169,880
Other revenues
Interest income	13,578	3,753
Other income	6,037	2,668

	19,615	6,421

Total revenues	1,156,971	1,176,301

(a)	Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

– International telecommunications	: provision of international long distance calls services

– Fixed telecommunications network	: provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services

NOTES TO THE ACCOUNTS

2. TURNOVER, OTHER REVENUES AND SEGMENTAL INFORMATION (CONTINUED)

(a)	Primary reporting format – business segments (CONTINUED)

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2005

	International telecommunications services	Fixed telecommunications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover
– External sales	532,595	604,761	—	1,137,356
– Inter-segment sales	4,108	33,188	(37,296)	—

	536,703	637,949	(37,296)	1,137,356

Segment results	105,359	(263,974)		(158,615)

Finance costs				(54,462)

Loss before taxation				(213,077)
Tax benefit				6,725

Loss attributable to shareholders				(206,352)

	2004

	International telecommunications services	Fixed telecommunications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover
– External sales	627,978	541,902	—	1,169,880
– Inter-segment sales	5,682	30,183	(35,865)	—

	633,660	572,085	(35,865)	1,169,880

Segment results	161,463	(109,695)		51,768

Finance costs				(175)

Profit before taxation				51,593
Tax expense				(2,043)

Profit attributable to shareholders				49,550

NOTES TO THE ACCOUNTS

2. TURNOVER, OTHER REVENUES AND SEGMENTAL INFORMATION (CONTINUED)

(a)	Primary reporting format – business segments (CONTINUED)

	2005

	International telecommunications services	Fixed telecommunications network services	Group
	HK$’000	HK$’000	HK$’000

Segment assets	942,304	1,354,768	2,297,072
Unallocated assets			535

Total assets			2,297,607

Segment liabilities	130,011	721,748	851,759
Unallocated liabilities			475,215

Total liabilities			1,326,974

Capital expenditure	11,582	407,544	419,126
Depreciation	24,928	211,721	236,649
Goodwill amortisation charge	—	—	1,065

	2004

	International telecommunications services	Fixed telecommunications network services	Group
	HK$’000	HK$’000	HK$’000

Segment assets	532,161	1,151,018	1,683,179
Unallocated assets			229

Total assets			1,683,408

Segment liabilities	128,304	340,172	468,476
Unallocated liabilities			39,234

Total liabilities			507,710

Capital expenditure	17,164	392,882	410,046
Depreciation	29,023	166,929	195,952
Goodwill amortisation charge	—	—	1,065

NOTES TO THE ACCOUNTS

2. TURNOVER, OTHER REVENUES AND SEGMENTAL INFORMATION (CONTINUED)

(b)	Secondary reporting format – geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate in two main geographical areas:

–	Hong Kong	:	international telecommunications and fixed telecommunications network services

–	Canada	:	international telecommunications and fixed telecommunications network services

In presenting information on the basis of geographical segments, turnover and segment results are presented based on the geographical location of customers. Total assets and capital expenditure are presented based on the geographical location of the assets.

There were no sales between the geographical segments.

	2005

	Turnover HK$’000	Segment results HK$’000	Total assets HK$’000	Capital expenditure HK$’000

Hong Kong	1,114,118	(155,810)	2,287,972	418,981
Canada	23,238	(2,805)	9,100	145

	1,137,356		2,297,072	419,126

Operating loss		(158,615)

Unallocated assets			535

Total assets			2,297,607

	2004

	Turnover HK$’000	Segment results HK$’000	Total assets HK$’000	Capital expenditure HK$’000

Hong Kong	1,145,102	53,375	1,675,546	409,866
Canada	24,778	(1,607)	7,633	180

	1,169,880		1,683,179	410,046

Operating profit		51,768

Unallocated assets			229

Total assets			1,683,408

NOTES TO THE ACCOUNTS

2. TURNOVER, OTHER REVENUES AND SEGMENTAL INFORMATION (CONTINUED)

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a Fixed Telecommunications Network Services (“FTNS”) licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Office of the Telecommunications Authority (“TA”) and interconnection services have been provided, the Group has been recognising interconnection services billed to mobile operators as revenue (“mobile interconnection charges”). For the year ended 31 August 2004, the Group recorded mobile interconnection charges of HK$38,376,000 and had receivables of HK$44,617,000 at 31 August 2004 representing mobile interconnection charges from 2002 to 2004 due from several mobile operators.

The charges were determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection services between fixed and mobile operators, which are based on historical cost data of PCCW-HKT Telephone Limited (“PCCW-HKT”). In May 2004, TA confirmed to HKBN that mobile operators should pay interconnection charges to fixed network operators in accordance with the existing charging principles under the relevant TA statements. In August 2004, TA agreed to make a determination under section 36A of the Telecommunications Ordinance to cover the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined interconnection charges.

As of 31 August 2005, the level of mobile interconnection charges billed to one of the mobile operators and the effective date of the determined mobile interconnection charges is still under the determination process from TA. According to the Revised TA statement on “Procedures for Making Determinations on the Terms and Conditions of Interconnection” dated 27 September 2001, the benchmark for determination processing time on “Complex Cases” is approximately six and a half months. This benchmark processing time has been passed during the year but the determination is still in progress with no determination made as of the date of this report. Therefore, the Group performed an assessment as at 31 August 2005 on the timing of the recoverability of these charges and determined that it is not able to provide a reasonable estimate on the timing of the completion of the determination process. Accordingly, the Group concluded that no revenue from the mobile interconnection charges billed to several mobile operators should be recognised for the year ended 31 August 2005.

In addition, the Group concluded that future mobile interconnection charges would be recognised as revenue on a cash basis or when the uncertainties no longer exist. Management has undertaken to continue to evaluate the situation and monitor the progress of TA’s determination.

Management also evaluated the collectibility of the receivables of HK$44,617,000 relating to mobile interconnection charges as at 31 August 2005 and determined that a full bad debt provision needs to be made due to the uncertainties about the timing of the collection and the long outstanding aging of the receivable balance.

3. NETWORK COSTS

Network costs mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews the actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 11 November 2005, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2003. In aggregate, an amount of HK$6,447,888 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2005.

On 19 November 2004, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2002. In aggregate, an amount of HK$31,688,696 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2004.

The actual contribution level for calendar year 2004 and 2005 is not yet confirmed by TA.

NOTES TO THE ACCOUNTS

4. OTHER OPERATING EXPENSES

	2005	2004

	HK$’000	HK$’000

Advertising and marketing expenses	267,423	228,169
Goodwill amortisation charge (note 14)	1,065	1,065
Depreciation (note 15)	236,649	195,952
Equipment rental	914	31
Office rental and utilities	27,241	23,781
Provision for doubtful debts (note)	60,563	11,502
Staff costs (including directors’ emoluments) (note 11)	252,987	226,650
Others	129,342	105,975

	976,184	793,125

Note:	Include provison for receivables of mobile interconnection charges of HK$44,617,000 (note 2(c)).

5. OPERATING (LOSS)/PROFIT

The operating (loss)/profit is stated after crediting and charging the following:

	2005	2004

	HK$’000	HK$’000

Crediting:
Net exchange gains	3,300	131
Gain on disposal of fixed assets	134	34
Reversal of network costs accrued for in prior years	—	10,188
Unrealised gain on other investments	300	—

Charging:
Goodwill amortisation charge (note 14)	1,065	1,065
Amortisation of deferred expenditure (note 19)	12,927	1,828
Auditors’ remuneration	1,914	1,279
Depreciation of owned fixed assets	236,269	195,952
Depreciation of fixed assets held under finance lease	380	—
Operating lease charges in respect of land and buildings	13,081	8,084
Operating lease charges in respect of equipment	914	31
Provisions for doubtful debts (note)	60,563	11,502
Research and development costs	11,023	5,962
Unrealised losses on other investments	—	1,696

Staff costs (including directors’ emoluments) (note 11)	273,833	244,944
Less: Staff costs capitalised as fixed assets	(20,846)	(18,294)

	252,987	226,650

Note:	Include provision for receivables of mobile interconnection charges of HK$44,617,000 (note 2(c)).

NOTES TO THE ACCOUNTS

6. FINANCE COSTS

	2005	2004

	HK$’000	HK$’000

Interest on long-term bank loan and overdrafts	2,421	3,228
Interest element of finance leases	23	—
Interest on 10-year senior notes	52,372	—
Amortisation of incidental issuance costs	1,693	—

Total borrowing cost incurred	56,509	3,228
Less: Amount capitalised as fixed assets
– Interest capitalised (note)	(2,047)	(2,553)
– Other incidental borrowing costs	—	(500)

Total borrowing cost capitalised	(2,047)	(3,053)

	54,462	175

Note:	The entire sum of current year’s interest from the long-term bank loan, which was fully repaid during January 2005 (note 25(a)), is capitalised as fixed assets.

7. TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the overseas countries in which the Group operates.

The amount of tax (benefit)/expense recorded in the consolidated profit and loss account represents:

	2005	2004

	HK$’000	HK$’000

Current taxation:
– Hong Kong profits tax	147	1,537
– Overseas taxation	919	596
– Underprovision of tax in prior years	333	1,221
Deferred taxation relating to the origination and reversal of temporary differences (note 24)	(8,124)	(1,311)

Tax (benefit)/expense	(6,725)	2,043

NOTES TO THE ACCOUNTS

7. TAXATION (CONTINUED)

The following is the reconciliation between tax (benefit)/expense and accounting (loss) / profit at applicable tax rates:

	2005	2004

	HK$’000	HK$’000

(Loss)/profit before taxation	(213,077)	51,593

Calculated at the prevailing tax rates applicable to (loss)/profits in the countries concerned	(37,152)	9,696
Income not subject to taxation	(3,963)	(825)
Expenses not deductible for taxation purposes	1,788	730
Utilisation of unrecognised deferred tax assets in respect of tax losses of prior years	(4,981)	(9,066)
Unrecognised current year tax losses	37,183	27
Underprovision of tax in prior years	333	1,221
Others	67	260

Tax (benefit)/expense	(6,725)	2,043

8. (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The (loss)/profit attributable to shareholders dealt with in the accounts of the Company was a loss of HK$33,056,000 (2004: a profit of HK$241,000).

9. DIVIDENDS

(a)	Dividends attributable to the year:

	2005	2004

	HK$’000	HK$’000

2004, interim dividends, proposed after the balance sheet date, of HK$0.015 per ordinary share	—	9,158

	—	9,158

The board of directors has resolved not to declare any final dividend for the year ended 31 August 2005.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2005	2004

	HK$’000	HK$’000

2003, final dividends, approved and paid during the year, of HK$0.075 per ordinary share	—	45,789

	—	45,789

NOTES TO THE ACCOUNTS

10. (LOSS)/EARNINGS PER SHARE

	2005	2004

	HK$’000	HK$’000

(Loss)/profit attributable to shareholders	(206,352)	49,550

	2005	2004

	No. of shares in thousand	No. of shares in thousand

Weighted average number of shares in issue	613,525	610,095
Incremental shares from assumed exercise of share options	—	604
Incremental shares from assumed exercise of warrants	—	3,666

Diluted weighted average number of shares	613,525	614,365

Basic (loss)/earnings per shares	(33.6) cents	8.1 cents
Diluted (loss) /earnings per shares	(33.6) cents	8.1 cents

For the year ended 31 August 2005, the number of shares used in the calculation of diluted loss per share is equal to the number of shares used to calculate basic loss per share as the incremental effect of share options would be anti-dilutive in a loss-making year.

11. STAFF COSTS (INCLUDING DIRECTORS’ EMOLUMENTS)

	2005	2004

	HK$’000	HK$’000

Wages and salaries	245,472	214,816
Unutilised annual leave	924	3,841
Retirement benefit costs – defined contribution plans (note 12)	27,437	26,287
Less: Staff costs capitalised as fixed assets	(20,846)	(18,294)

	252,987	226,650

Staff costs include directors’ emoluments but exclude staff costs of HK$21,860,000 (2004: HK$10,952,918) recorded in network costs and HK$143,071,000 (2004: HK$83,953,378) recorded in advertising and marketing expenses.

12. RETIREMENT BENEFIT COSTS

The Group contributes to a defined contribution retirement scheme, an Occupational Retirement Scheme (“the ORSO Scheme”), which is available to certain of its employees. Under the ORSO Scheme, the employees are required to contribute 5% of their monthly salaries, while the Group’s contributions are calculated at 10% and 5% of the monthly salaries of senior management staff and all other staff respectively. The employees are entitled to 100% of the employer’s contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years’ service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those employees who leave the ORSO Scheme prior to vesting fully in the Group’s contributions.

A mandatory provident fund scheme (the “MPF Scheme”) has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. Then the existing employees of the Group in Hong Kong could elect to join the MPF Scheme, while all new employees joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the employees are required to contribute 5% of each individual’s relevant income with a maximum amount of HK$1,000 per month as a mandatory contribution. Employees are entitled to 100% of the employer’s mandatory contributions as soon as the amounts are paid to the MPF Scheme. Employees may also elect to contribute more than the minimum as a voluntary contribution.

The retirement schemes for staff of the Group in other countries follow the local statutory requirements of the respective countries.

NOTES TO THE ACCOUNTS

12. RETIREMENT BENEFIT COSTS (CONTINUED)

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the profit and loss account during the year are as follows:

	2005	2004

	HK$’000	HK$’000

Gross contributions	27,789	26,922
Less: Forfeited contributions utilised to offset the Group’s contributions during the year	(352)	(635)

Net contributions charged to profit and loss account (note 11)	27,437	26,287

At 31 August 2005, there was no forfeited contribution available to offset future contributions by the Group to the schemes (2004: HK$12,000).

13. DIRECTORS’ AND SENIOR MANAGEMENT’s EMOLUMENTS

(a)	Directors’ remuneration

The remuneration of each director for the year ended 31 August 2005 is set out below:

Name of Director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Employer’s contribution to pension scheme HK$’000	Total HK$’000

Wong Wai Kai, Ricky	—	5,856	418	585	6,859
Cheung Chi Kin, Paul	—	5,856	418	585	6,859
Chong Kin Chun, John (note (a))	—	2,223	126	154	2,503
Fung So Mui, Fion (note (a))	—	850	70	85	1,005
Sio Veng Kuan, Corinna	—	1,069	88	107	1,264
To Wai Bing (note (a))	—	1,337	110	134	1,581
Chan Kin Man	116	—	—	—	116
Cheng Mo Chi, Moses	139	—	—	—	139
Lee Hon Ying, John	116	—	—	—	116
Peh Jefferson Tun Lu	116	—	—	—	116

The remuneration of each director for the year ended 31 August 2004 is set out below:

Name of Director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Employer’s contribution to pension scheme HK$’000	Total HK$’000

Wong Wai Kai, Ricky	—	5,856	—	544	6,400
Cheung Chi Kin, Paul	—	5,856	418	550	6,824
Chong Kin Chun, John	—	2,091	127	152	2,370
Fung So Mui, Fion	—	840	70	84	994
Sio Veng Kuan, Corinna	—	1,056	88	105	1,249
To Wai Bing	—	1,320	110	132	1,562
Chan Kin Man	116	—	—	—	116
Cheng Mo Chi, Moses	139	—	—	—	139
Lee Hon Ying, John	116	—	—	—	116

Note (a) Resigned on 28 July 2005.

No director waived any emoluments in respect of the years ended 31 August 2004 and 2005.

NOTES TO THE ACCOUNTS

13. DIRECTORS’ AND SENIOR MANAGEMENT’s EMOLUMENTS (CONTINUED)

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2004: four) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one (2004: one) individual during the year are as follows:

	2005	2004

	HK$’000	HK$’000

Basic salaries, other allowances and benefits in kind	1,457	1,114
Discretionary bonuses	80	232
Retirement benefit costs – defined contribution plans	12	111

	1,549	1,457

The emoluments fell within the following band:

	Number of individual

	2005	2004

Emolument band
HK$1,000,001 – HK$ 1,500,000	—	1
HK$1,500,001 – HK$ 2,000,000	1	—

14. GOODWILL – GROUP

HK$’000

Cost:
At 31 August 2004 and 31 August 2005	5,326
Accumulated amortisation:
At 1 September 2004	3,195
Charge for the year (note 4 & 5)	1,065

At 31 August 2005	4,260

Net book amount:
At 31 August 2005	1,066

At 31 August 2004	2,131

NOTES TO THE ACCOUNTS

15. FIXED ASSETS

Group

	Leasehold land and buildings	Leasehold improvements	Furniture, fixtures and fittings	Telecommunications, computer and office equipment	Motor vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Cost:
At 1 September 2004	83,708	64,699	13,238	1,660,799	7,773	1,830,217
Additions	462	3,701	2,122	411,550	1,291	419,126
Adjustment (note (a))	—	—	—	(4,825)	—	(4,825)
Disposals	—	(26)	(1)	(2,875)	(692)	(3,594)
Exchange adjustments	—	244	133	2,497	—	2,874

At 31 August 2005	84,170	68,618	15,492	2,067,146	8,372	2,243,798
Accumulated depreciation:
At 1 September 2004	5,024	21,603	9,052	630,027	5,636	671,342
Charge for the year	1,678	8,445	1,390	224,444	1,346	237,303
Adjustment (note (a))	—	—	—	(654)	—	(654)
Disposals	—	(11)	(1)	(2,260)	(488)	(2,760)
Exchange adjustments	—	188	68	1,768	—	2,024

At 31 August 2005	6,702	30,225	10,509	853,325	6,494	907,255

Net book value:
At 31 August 2005	77,468	38,393	4,983	1,213,821	1,878	1,336,543

At 31 August 2004	78,684	43,096	4,186	1,030,772	2,137	1,158,875

NOTES TO THE ACCOUNTS

15. FIXED ASSETS (CONTINUED)

Company

	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Furniture, fixtures and fittings HK$’000	Telecommunications, computer and office equipment HK$’000	Motor vehicles HK$’000	Total HK$’000

Cost:
At 1 September 2004	5,197	7,845	7,020	315,104	5,425	340,591
Additions	–	53	127	2,081	–	2,261
Adjustment (note (a))	–	–	–	(4,825)	–	(4,825)
Disposals	–	–	(2)	(230)	–	(232)

At 31 August 2005	5,197	7,898	7,145	312,130	5,425	337,795
Accumulated depreciation:
At 1 September 2004	658	4,156	6,531	167,730	4,109	183,184
Charge for the year	104	698	146	20,301	866	22,115
Adjustment (note (a))	–	–	–	(654)	–	(654)
Disposals	–	–	(2)	(176)	–	(178)

At 31 August 2005	762	4,854	6,675	187,201	4,975	204,467

Net book value:
At 31 August 2005	4,435	3,044	470	124,929	450	133,328

At 31 August 2004	4,539	3,689	489	147,374	1,316	157,407

(a)	The adjustment of the cost and the depreciation charge for the year ended 31 August 2005 of the Group and the Company amounting to HK$4,825,000 and HK$654,000 represented the finalization of the estimated accrued cost of the submarine cable made in prior years.

(b)	The net book values of leasehold land and buildings situated in Hong Kong are analysed as follows:

	Group		Company
	2005	2004	2005	2004

	HK$’000	HK$’000	HK$’000	HK$’000

Leases of between 10 to 50 years	77,468	78,684	4,435	4,539

(c)	At 31 August 2005, the net book value of telecommunications, computer and office equipment under finance lease held by the Group amounted to HK$3,251,000 (2004: Nil).

NOTES TO THE ACCOUNTS

16. INVESTMENTS IN SUBSIDIARIES

	Company
	2005	2004

	HK$’000	HK$’000

Unlisted investments, at cost (note (a))	51,791	51,791
Amounts due from subsidiaries (note (b))	1,154,774	656,637

	1,206,565	708,428
Less: Impairment loss	(5,326)	—

	1,201,239	708,428

Notes:

(a)	The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group at 31 August 2005:

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held

Attitude Holdings Limited	British Virgin Islands	Inactive	Ordinary US$1	100

Automedia Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100

City Telecom (B.C.) Inc. #	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common CAD501,000	100

City Telecom (Canada) Inc. #	Canada	Maintenance of switching equipment and provision of operational services in Canada	Common CAD100	100

City Telecom Inc. #	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common CAD1,000	100

City Telecom International Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$5,294	* 100

Credibility Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100

CTI Guangzhou Customer Services Co. Ltd. (translated from the registered name in Chinese) #	The People’s Republic of China (“the PRC”)	Provision of administrative support services in the PRC	Paid in capital of HK$8,000,000	* 100

CTI Marketing Company Limited	Hong Kong	Provision of media marketing services in Hong Kong	Ordinary HK$10,000	100

Golden Trinity Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100

Hong Kong Broadband Network Limited	Hong Kong	Provision of international telecommunications and fixed telecommunications network services in Hong Kong	Ordinary HK$383,049	100

IDD 1600 Company Limited	Hong Kong	Provision of international telecommunications services in Hong Kong	Ordinary HK$2	100

*	Shares held directly by the Company.

#	Subsidiaries not audited by KPMG.

(b)	The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

NOTES TO THE ACCOUNTS

17. OTHER INVESTMENTS

	Group		Company
	2005	2004	2005	2004

	HK$’000	HK$’000	HK$’000	HK$’000

Debt securities, at fair value unlisted outside Hong Kong
– restricted (pledged) (note 30(a))	—	3,650	—	—
– unrestricted	25,901	21,954	22,315	21,954

	25,901	25,604	22,315	21,954

18. LONG TERM BANK DEPOSIT – GROUP AND COMPANY

The balance is a ten-year US$2 million (2004: US$2 million) (equivalent to HK$15,540,000) deposit placed with a bank in which the Group receives a floating rate deposit interest. An interest rate of 10% per annum has been guaranteed for the first year from the inception date on 22 August 2003. The deposit have a 10-year term maturing on 22 August 2013. The deposit will be terminated once the cumulative interest reaches the predetermined accrued interest cap at 13% of the principal amount or an aggregate sum of US$260,000 (equivalent to HK$2,020,200).

19. DEFERRED EXPENDITURE

	Group
	2005	2004

	HK$’000	HK$’000

Balance at 1 September	21,563	—
Additions during the year	12,495	23,391
Less: Amortisation charge for the year (note 5)	(12,927)	(1,828)

Balance at 31 August	21,131	21,563

Deferred expenditure represents costs incurred for gifts given away as sales incentives to subscribers of the Group’s fixed telecommunications network services. Such costs are treated as customer acquisition costs and are amortised over the period of the underlying service subscription agreements.

20. ACCOUNTS RECEIVABLE

At 31 August 2005, the aging analysis of the accounts receivable was as follows:

	Group		Company
	2005	2004	2005	2004

	HK$’000	HK$’000	HK$’000	HK$’000

Current – 30 days	57,028	72,528	13,336	21,959
31 – 60 days	14,775	17,593	888	1,190
61 – 90 days	5,824	8,691	325	1,126
Over 90 days	75,996	58,996	1,773	1,487

	153,623	157,808	16,322	25,762
Less: Provision for doubtful debts (note)	(73,434)	(22,959)	(1,069)	(1,487)

	80,189	134,849	15,253	24,275

NOTES TO THE ACCOUNTS

20. ACCOUNTS RECEIVABLE (CONTINUED)

Note: Provision for doubtful debts as at 31 August 2005 includes provision for mobile interconnection charges receivables of HK$44,617,000 (note 2(c)).

The majority of the Group’s accounts receivables are due within 30 days from the date of billings. Receivables with subscribers that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted.

21. ACCOUNTS PAYABLE

At 31 August 2005, the aging analysis of the accounts payable was as follows:

	Group		Company
	2005	2004	2005	2004

	HK$’000	HK$’000	HK$’000	HK$’000

0 – 30 days	6,641	31,175	6,542	11,414
31 – 60 days	19,469	27,253	8,979	11,488
61 – 90 days	5,041	13,130	4,555	6,620
Over 90 days	59,611	50,901	38,652	43,055

	90,762	122,459	58,728	72,577

22. SHARE CAPITAL

	2005		2004

	No. of shares	Amount HK$’000	No. of shares	Amount HK$’000

Authorised:
Ordinary shares of HK$0.10 each
At 31 August 2004 and 31 August 2005	2,000,000,000	200,000	2,000,000,000	200,000

Issued and fully paid:
Ordinary shares of HK$0.10 each
At 1 September	610,573,361	61,057	604,959,787	60,496
Exercise of share options (note (a))	52,000	5	640,000	64
Exercise of warrants (note (b))	3,500,043	350	4,973,574	497

At 31 August	614,125,404	61,412	610,573,361	61,057

Notes:

(a)	During the year ended 31 August 2005, 52,000 ordinary shares (2004: 600,000 ordinary shares and 40,000 ordinary shares) were issued at a price of HK$0.58 per ordinary share (2004: HK$0.26 per ordinary share and HK$0.58 per ordinary share, respectively), to share option holders who had exercised their subscription rights. These issued shares rank pari passu with the then existing ordinary shares in issue.

(b)	The Company effected a warrant issue at a price of HK$0.11 per warrant to certain qualifying shareholders (shareholders domiciled in Hong Kong) for cash during the year ended 31 August 2002. One warrant was offered for every five existing ordinary shares held on the date of record. The warrants entitled the holders to subscribe for ordinary shares of the Company (on a one to one basis) at an exercised price of HK$0.40 per share (subject to adjustment) at any time on or before 1 November 2004. If the warrants are fully exercised, the Company will receive cash, totalling HK$39,325,920, and issue 98,314,800 additional ordinary shares. During the year, 3,500,043 (2004: 4,973,574) warrants were exercised for an equivalent number of ordinary shares at a price of HK$0.40 per share. The shares so issued rank pari passu with the then existing ordinary shares in issue. The remaining outstanding warrants of 135,396 expired on 1 November 2004. There was 3,635,439 warrants outstanding as at 31 August 2004.

NOTES TO THE ACCOUNTS

22. SHARE CAPITAL (CONTINUED)

(c)	The movement of outstanding share options during the year was as follows:

Date of grant	Exercise price per share		Vesting period	Number of share option outstanding at 1 September 2004	Granted	Exercised	Number of share outstanding at 31 August 2005	Number of share option vested at 31 August 2005

3 September 1998	HK$	0.26	3 September 1998	190,000	—	—	190,000	190,000
10 September 1999	HK$	2.10	10 September 1999	60,000	—	—	60,000	60,000
20 October 2000	HK$	0.58	20 October 2000	350,000	—	52,000	298,000	298,000
3 June 2004	HK$	1.47	1 May 2005 to 1 May 2006	6,000,000	—	—	6,000,000	5,000,000
21 October 2004	HK$	1.54	21 October 2004 to 31 December 2006	—	14,670,000	—	14,670,000	7,400,000
5 January 2005	HK$	1.54	5 January 2005 to 31 December 2006	—	16,000,000	—	16,000,000	8,000,000

				6,600,000	30,670,000	52,000	37,218,000	20,948,000

The share options granted on 3 September 1998, 10 September 1999 and 20 October 2000 were made under a share option scheme approved by the shareholders of the Company on 12 July 1997 (the “1997 Share Option Scheme”) and are immediately exercisable.

At an Extraordinary General Meeting held on 23 December 2002, a new share option scheme (the “2002 Share Option Scheme”) was approved by the shareholders of the Company and the 1997 Share Option Scheme was terminated on the same date. No further share option could be granted under the 1997 Share Option Scheme after the date of its termination, but all share options outstanding in respect of the 1997 Share Option Scheme as of 31 August 2005 shall continue to be exercisable in accordance with the terms of the 1997 Share Option Scheme.

The share options granted on 3 June 2004, 21 October 2004 and 5 January 2005 were made under the 2002 Share Option Scheme and they have a vesting period of approximately two years from the respective dates of grant.

During the year ended 31 August 2005, options were granted under the 2002 Share Option Scheme to eligible participants for the subscription of 30,670,000 shares of the Company at an exercise price of HK$1.54 each.

Each option entitles the holder to subscribe for one ordinary share of HK$0.10 each in the Company at a predetermined exercise price.

NOTES TO THE ACCOUNTS

23. RESERVES

Group

	Share premium HK$’000	Warrant reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Total HK$’000

At 1 September 2003	615,886	858	500,704	1,231	1,118,679
2003 final dividends paid (note 9)	—	—	(45,789)	—	(45,789)
2004 interim dividends paid (note 9)	—	—	(9,158)	—	(9,158)
Profit attributable to shareholders	—	—	49,550	—	49,550
Exercise of warrants	—	(493)	—	—	(493)
Premium on shares issued upon exercise of share options (note 22(a))	115	—	—	—	115
Premium on shares issued upon exercise of warrants (note 22(b))	1,985	—	—	—	1,985
Exchange adjustments on translation of the accounts of subsidiaries	—	—	—	(248)	(248)

At 31 August 2004	617,986	365	495,307	983	1,114,641

At 1 September 2004	617,986	365	495,307	983	1,114,641
Realisation of outstanding warrant reserve upon warrant expiration	—	(18)	18	—	—
Loss attributable to shareholders	—	—	(206,352)	—	(206,352)
Exercise of warrants	—	(347)	—	—	(347)
Premium on shares issued upon exercise of share options (note 22(a))	25	—	—	—	25
Premium on shares issued upon exercise of warrants (note 22(b))	1,397	—	—	—	1,397
Exchange adjustments on translation of the accounts of subsidiaries	—	—	—	(143)	(143)

At 31 August 2005	619,408	—	288,973	840	909,221

NOTES TO THE ACCOUNTS

23. RESERVES (CONTINUED)

Company

	Share premium HK$’000	Warrant reserve HK$’000	Retained profits HK$’000	Total HK$’000

At 1 September 2003	615,886	858	350,298	967,042
2003 final dividends paid (note 9)	—	—	(45,789)	(45,789)
2004 interim dividends paid (note 9)	—	—	(9,158)	(9,158)
Profit attributable to shareholders	—	—	241	241
Exercise of warrants	—	(493)	—	(493)
Premium on shares issued upon exercise of share options (note 22(a))	115	—	—	115
Premium on shares issued upon exercise of warrants (note 22(b))	1,985	—	—	1,985

At 31 August 2004	617,986	365	295,592	913,943

At 1 September 2004	617,986	365	295,592	913,943
Realisation of outstanding warrant reserve upon warrant expiration	—	(18)	18	–
Loss attributable to shareholders	—	—	(33,056)	(33,056)
Exercise of warrants	—	(347)	—	(347)
Premium on shares issued upon exercise of share options (note 22(a))	25	—	—	25
Premium on shares issued upon exercise of warrants (note 22(b))	1,397	—	—	1,397

At 31 August 2005	619,408	—	262,554	881,962

24. DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rates prevailing in respective countries in which the Group operates.

The movement on the deferred tax liabilities/(assets) accounts is as follows:

	Group		Company
	2005	2004	2005	2004

	HK$’000	HK$’000	HK$’000	HK$’000

At 1 September	18,662	20,274	18,842	20,190
Exchange differences	1	(301)	—	—
Deferred taxation credited to profit and loss account
– relating to the origination and reversal of temporary differences (note 7)	(8,124)	(1,311)	(8,850)	(1,348)

At 31 August	10,539	18,662	9,992	18,842

NOTES TO THE ACCOUNTS

24. DEFERRED TAXATION (CONTINUED)

Deferred income tax assets are recognised for tax loss carryforwards to the extent that it is probable that future taxable profits will be generated to utilize the tax loss carryforwards. The Group has unrecognised tax losses carryforwards of HK$215,683,000 at 31 August 2005 (2004: HK$40,573,000) which can offset against future taxable income. These tax losses will expire in the following periods:

	Group
	2005	2004

	HK$’000	HK$’000

After 5 years	934	133
From 2 to 5 years	2,863	2,597
No expiry date	211,886	37,843

	215,683	40,573

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

	Group
	Accelerated depreciation allowances		Others		Total

	2005	2004	2005	2004	2005	2004

	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Deferred tax liabilities
At 1 September	140,202	110,925	49	—	140,251	110,925
Charged to profit and loss account	18,267	29,590	35	49	18,302	29,639
Exchange differences	8	(313)	1	—	9	(313)

At 31 August	158,477	140,202	85	49	158,562	140,251

	Tax losses
	2005	2004

	HK$’000	HK$’000

Deferred tax assets
At 1 September	(121,589)	(90,651)
Credited to profit and loss account	(26,426)	(30,950)
Exchange differences	(8)	12

At 31 August	(148,023)	(121,589)

NOTES TO THE ACCOUNTS

24.	DEFERRED TAXATION (CONTINUED)

	Company
	Accelerated depreciation allowances
	2005	2004

	HK$’000	HK$’000

Deferred tax liabilities
At 1 September	18,842	20,190
Credited to profit and loss account	(2,587)	(1,348)

At 31 August	16,255	18,842

	Tax losses
	2005	2004

	HK$’000	HK$’000

Deferred tax assets
At 1 September	—	—
Credited to profit and loss account	(6,263)	—

At 31 August	(6,263)	—

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company
	2005	2004	2005	2004

	HK$’000	HK$’000	HK$’000	HK$’000

Deferred tax asset	—	(229)	—	—
Deferred tax liabilities	10,539	18,891	9,992	18,842

	10,539	18,662	9,992	18,842

NOTES TO THE ACCOUNTS

25. LONG-TERM DEBT AND OTHER LIABILITIES

	Group		Company
	2005	2004	2005	2004

	HK$’000	HK$’000	HK$’000	HK$’000

Long-term bank loan – secured (note (a))	—	100,000	—	—
8.75% senior notes due 2015 (note (b))	945,348	—	945,348	—
Obligation under finance lease (note (c))	3,135	—	—	—

	948,483	100,000	945,348	—
Current portion of
– long-term bank loan - secured	—	(13,333)	—	—
– obligation under finance lease	(1,194)	—	—	—

	947,289	86,667	945,348	—

At 31 August 2005, the Group’s and the Company’s long-term debt and other liabilities were repayable as follows:

	Group		Company
	2005	2004	2005	2004

	HK$’000	HK$’000	HK$’000	HK$’000

Long-term bank loan – secured
Within one year	—	13,333	—	—
In the second year	—	20,000	—	—
In the third to fifth year	—	60,000	—	—
After the fifth year	—	6,667	—	—

	—	100,000	—	—
Less: Current portion of long-term bank loan – secured	—	(13,333)	—	—

	—	86,667	—	—
8.75% senior notes due 2015
After the fifth year	945,348	—	945,348	—
Obligation under finance lease
Within one year	1,194	—	—	—
In the second year	1,218	—	—	—
In the third year	723	—	—	—

	3,135	—	—	—
Less: Current portion of obligation under finance lease	(1,194)	—	—	—

	1,941	—	—	—

	947,289	86,667	945,348	—

NOTES TO THE ACCOUNTS

25. LONG-TERM DEBT AND OTHER LIABILITIES (CONTINUED)

(a)	On 3 January 2005, the Group has repaid approximately HK$3.3 million of the outstanding long-term bank loan. On 20 January 2005, the Group completed a US$125 million notes offering of 8.75% senior notes due 2015 with net proceeds of approximately US$121 million after deduction of expenses and commissions (note (b)). The Group used the net proceeds, in part, to repay in full the then outstanding loan facility in the amount of HK$196.7 million on 24 January 2005.

In connection with the above draw-down of the loan facility, the Group entered into an interest rate swap agreement with a bank, under which, the Group makes a monthly interest payment at a fixed rate of 2.675% per annum on a notional amount of HK$100 million (which is reduced by the principal repayment schedule during the loan period), as at the effective date of the interest rate swap agreement, and receives monthly interest payments calculated at Hong Kong Interbank borrowing rate (HIBOR) during the period from March 2004 to December 2009. The interest rate swap agreement remains outstanding as at 31 August 2005.

(b)	On 20 January 2005, the Group issued unsecured 10-year senior fixed rates notes (the “10-year senior notes”) with a principle amount of US$125 million at an issue price equal to 100 per cent of the principal amount. The 10-year senior notes mature on 1 February 2015 and bear interest at the fixed rate of 8.75% per annum and such interest is payable semi-annually on 1 February and 1 August of each year, commencing 1 August 2005.

The 10-year senior notes are unconditionally and irrevocably guaranteed on a joint and several basis by the Company’s subsidiaries (other than CTI Guangzhou Customer Services Co. Limited) as subsidiary guarantors.

The 10-year senior notes were issued as an underwritten transaction and the net proceeds were approximately US$121 million after deduction of expenses and commissions. The Group used the net proceeds, in part, to repay in full an existing loan facility in the outstanding amount of HK$196.7 million (note (a)), and intends to use the remaining net proceeds for capital expenditures, including expanding and upgrading the Group’s Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes.

(c)	At 31 August 2005, the Group’s finance lease liabilities were repayable as follows:

	Group
	2005	2004

	HK$’000	HK$’000

Within one year	1,246	—
In the second year	1,246	—
In the third year	727	—

	3,219	—
Future finance charges on finance lease	(84)	—

Present value of finance lease liabilities	3,135	—

The repayment of the principal obligations of finance lease liabilities is as follows:
Within one year	1,194	—
In the second year	1,218	—
In the third year	723	—

	3,135	—

NOTES TO THE ACCOUNTS

26. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a)	Reconciliation of (loss)/profit before taxation to net cash (outflow)/inflow generated from operations

	2005	2004

	HK$’000	HK$’000

(Loss)/profit before taxation	(213,077)	51,593
Goodwill amortisation charge	1,065	1,065
Depreciation of owned fixed assets	236,269	195,952
Depreciation of fixed assets held under finance lease	380	—
Amortisation of deferred expenditure	12,927	1,828
Interest income	(13,578)	(3,753)
Interest expense	374	175
Interest element of finance lease	23	—
Gain on disposal of fixed assets	(134)	(34)
Unrealised (gain)/losses on other investments	(300)	1,696
Amortisation of incidental issuance cost	1,693	—
Interest on 10-year senior notes	52,372	—

Net cash inflow before working capital changes	78,014	248,522
Increase in long-term receivable and prepayment	(6,893)	(6,206)
Increase in term deposits	(92,850)	—
Decrease/(increase) in accounts receivable, other receivables, deposits and prepayments	19,931	(50,382)
Increase in inventories	(1,957)	—
Increase in deferred expenditure	(12,495)	(23,391)
Increase in accounts payable, other payables, accrued charges and deposits received	5,258	30,957
(Decrease)/increase in deferred services income	(2,685)	29,257

Net cash (outflow)/inflow generated from operations	(13,677)	228,757

NOTES TO THE ACCOUNTS

26. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(b)	Analysis of changes in financing during the year

	Share capital (including share premium and warrant reserve)	Obligations under finance lease	Bank loan	Senior notes

	HK$’000	HK$’000	HK$’000	HK$’000

Balance at 1 September 2003	677,240	—	—	—
Issue of new shares	2,168	—	—	—
Bank loan drawn down	—	—	100,000	—

Balance at 31 August 2004	679,408	—	100,000	—

Balance at 1 September 2004	679,408	—	100,000	—
Issue of new shares	1,430	—	—	—
Net proceeds of senior notes issue	—	—	—	943,655
Bank loan drawn down	—	—	100,000	—
Repayment of bank loan	—	—	(200,000)	—
Acquisition of fixed asset	—	3,632	—	—
Repayment of capital element of finance lease	—	(497)	—	—
Realisation of outstanding warrant reserve upon warrant expiration (note 23)	(18)	—	—	—
Amortisation of incidental issuance costs	—	—	—	1,693

Balance at 31 August 2005	680,820	3,135	—	945,348

NOTES TO THE ACCOUNTS

27. FINANCIAL INSTRUMENTS

The Group manages its exposure to financial risks using a variety of techniques and instruments.

(a)	Interest rate swap

As at 31 August 2005, the Group had an outstanding interest rate swap contract with notional principle amount of HK$86,666,667 (2004: HK$100,000,000). Under this arrangement, the Group will pay a fixed rate interest of 2.675% per annum on the notional amount on a monthly basis, and receiving a floating interest rate at HIBOR rate.

The purpose of the arrangement was to hedge the interest payments on the long-term bank loan which bears a floating interest rate as described in note 25. The said loan was fully repaid by 24 January 2005 but the interest rate swap contract remains valid. The maturity date of the contract will be on 1 December 2009.

(b)	Forward foreign exchange contracts

As at 31 August 2005, the Group had outstanding forward foreign exchange contracts of RMB155,632,000 and US$13,421,000 (2004: Nil) that mature at various dates over the following one year. The purpose of the arrangement is to manage the Group’s exposure to foreign currencies fluctuations.

28. CONTINGENT LIABILITIES

	Group		Company
	2005	2004	2005	2004

	HK$’000	HK$’000	HK$’000	HK$’000

Bank guarantees provided to suppliers (note 30(a)(i) and (ii))	6,200	6,295	6,200	1,395
Bank guarantee in lieu of payment of utility deposits (note 30(a)(iii))	3,772	3,622	—	—
Corporate guarantee provided to a subsidiary for a long-term loan facility (note)	—	—	—	400,000
Corporate guarantee provided to a subsidiary for shared banking facility (note)	—	—	69,930	—

	9,972	9,917	76,130	401,395

Note:	Corporate guarantee provided to a subsidiary represented the maximum amount of contingent liabilities of the Company had the shared banking facility of HK$69,930,000 as at 31 August 2005 (2004: the long-term loan facility of HK$400,000,000) been fully drawn. As at 31 August 2004, HK$100,000,000 of the HK$400,000,000 long-term loan facility (note 30(b)) was drawn by the subsidiary. As at 31 August 2005, HK$13,250,000 of the HK$69,930,000 shared banking facility (note 30(a)(i)) was utilised by the Company and the subsidiary.

NOTES TO THE ACCOUNTS

29. COMMITMENTS

(a)	Capital commitments

	Group		Company
	2005	2004	2005	2004

	HK$’000	HK$’000	HK$’000	HK$’000

Purchase of telecommunications, computer and office equipment – contracted but not provided for	178,793	213,310	29	—

(b)	Commitments under operating leases

(i)	At 31 August 2005, the Group had future aggregate lease income receivable under non-cancellable operating leases as follows:

	2005	2004

	HK$’000	HK$’000

Leases in respect of telecommunications facilities and computer equipment which are receivable:
– Within one year	934	—
– Later than one year and not later than five years	583	—

	1,517	—

(ii)	At 31 August 2005, the Group and the Company had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group		Company
	2005	2004	2005	2004

	HK$’000	HK$’000	HK$’000	HK$’000

Leases in respect of land and buildings which are payable:
– Within one year	17,759	10,419	1,380	1,012
– Later than one year and not later than five years	22,623	7,965	1,320	224

	40,382	18,384	2,700	1,236
Leases in respect of telecommunications facilities and computer equipment which are payable:
– Within one year	25,895	36,479	2,794	6,132
– Later than one year and not later than five years	7,127	8,120	—	—
– More than five years	7,111	7,800	—	165

	40,133	52,399	2,794	6,297

	80,515	70,783	5,494	7,533

NOTES TO THE ACCOUNTS

29. COMMITMENTS (CONTINUED)

(c)	Program fee commitments

The Group entered into several long-term agreements with program content providers with respect to the granting of the program rights and the use of certain program contents. Minimum amounts of program fees to be paid by the Group are analysed as follows:

	2005	2004

	HK$’000	HK$’000

Program fee in respect of program rights which are payable:
– Within one year	13,055	15,542
– Later than one year and not later than five years	6,259	18,869

	19,314	34,411

30. PLEDGE OF ASSETS

(a)	As at 31 August 2005, the Group had pledged bank deposits of US$9,900,000 (equivalent to HK$76,923,000), RMB4,705,000 (equivalent to HK$4,524,000) and HK$9,000,000 as security of the following significant banking facilities:

(i)	bank facility of US$9,000,000 (equivalent to HK$69,930,000) granted by the bank for issuance of bank guarantees to third party suppliers, letters of credit, short term loan, overdraft, foreign exchange and interest rate hedging arrangements (as of 31 August 2005, bank guarantee of HK$1,900,000 and letters of credit of HK$11,350,000 were issued against this bank facility);

(ii)	bank guarantees of HK$4,300,000 issued by the bank to third party suppliers of the Company and one of its subsidiaries for payment of certain products and services procured by the Group from these third party suppliers;

(iii)	bank guarantees of HK$3,772,000 issued by the bank to certain utility vendors of the Group in lieu of payment of utility deposits; and

(iv)	outstanding forward foreign exchange contracts of RMB155,632,000.

As at 31 August 2004, the Group had pledged bank deposits of US$800,000 (equivalent to HK$6,240,000) and HK$1,395,000, and a charge over an investment with market value of US$468,000 (equivalent to HK$3,650,000), as security for:

(i)	bank guarantees of HK$6,295,000 issued by the banks to third party suppliers of the Group for payment of certain products and services procured by the Group from these third party suppliers; and

(ii)	bank guarantees of HK$3,622,000 issued by the bank to certain utility vendors in lieu of payment of utility deposits.

During the year ended 31 August 2005, the charge over an investment with market value of US$468,000 (equivalent to HK$3,650,000) has been released.

(b)	On 9 October 2002, the Group entered into a HK$200,000,000 long-term loan facility (the “2002 facility”) with The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) to provide funding for further development of the fixed telecommunications network of a wholly-owned subsidiary of the Company. According to the agreement, all amounts under the 2002 facility should be drawn by 31 December 2004. The principal balance drawn down is to be repaid in 60 equal monthly instalments beginning in January 2005. As at 31 August 2004, the amount drawn down and outstanding was HK$100,000,000. The Group drew down a further HK$40,000,000 in September 2004 and the remaining HK$60,000,000 in December 2004.

On 27 July 2004, the Group entered into an additional HK$200,000,000 long-term loan facility (the “2004 facility”) with HSBC to provide funding for the same purpose. All amounts under the facility were required to be drawn by 31 December 2006. The principal balance drawn down is to be repaid in 60 equal monthly instalments beginning in January 2007. The Company has not drawn any amount under the facility during the year ended 31 August 2005.

NOTES TO THE ACCOUNTS

30. PLEDGE OF ASSETS (CONTINUED)

(b)	(CONTINUED)

On 3 January 2005, approximately HK$3.3 million of the 2002 facility was repaid. On 20 January 2005, the Group completed a US$125 million notes offering of 8.75% senior notes due 2015, with net proceeds of approximately US$121 million after deduction of expenses and commissions. The Group used the net proceeds, in part, to repay in full the outstanding bank loan in the amount of HK$196.7 million on 24 January 2005.

Both the 2002 and 2004 facilities were cancelled upon the request by the Company in January 2005 and the fixed and floating charge over all assets of the Company for these facilities has been released accordingly.

(c)	As at 31 August 2004, the short-term bank loan was secured by a bank deposit of HK$19,170,000. The short-term bank loan was subsequently fully repaid on 24 March 2005, and the related pledged bank deposit was released accordingly.

31. PENDING LITIGATIONS

(a)	In July 1998, Cable & Wireless HKT, a Hong Kong company, commenced proceedings against the Company and served a statement of claim which alleged that the Company had breached the terms of a contract it had with Cable & Wireless HKT and committed an economic tort. The Company denied these allegations in a comprehensive defence which included a counterclaim lodged against the plaintiff seeking damages for anti-competitive practices conducted by Cable & Wireless HKT in Hong Kong. Neither the claim amount made by Cable & Wireless HKT nor the counterclaim amount made by the Company has been quantified. The directors believe that the allegations against the Company are without merit and intend to defend the litigation vigorously. The case is currently in its discovery phase and no provision against the claim has been made in the accounts as the directors do not consider the liability to be probable.

(b)	In January 1999, Jade Com Development Limited (“Jade Com”) commenced proceedings against the Company and two directors of the Company, alleging repudiation of an international carrier service agreement executed between Jade Com and Attitude Holdings Limited, a wholly-owned subsidiary of the Company. Jade Com claimed damages for breach of contract and misrepresentation and alleged that the Company has a remaining commitment of approximately US$3.6 million under the agreement. The Company filed a defence in May 1999 on the basis that Jade Com had breached a condition of the agreement whereby Jade Com did not obtain the necessary legal approvals and licenses necessary for the provision of their services. In February 2001, the parties consented to adjourn the case indefinitely with liberty to restore, accordingly, no provision has been made in the accounts with respect to the litigation.

32. BARTER TRANSACTIONS

(a)	During the year ended 31 August 2004, HKBN entered into two sets of agreements with a third party (the “Contract Party 1”). Pursuant to one agreement (“First Agreement”), the Contract Party 1 agreed to sell to HKBN a set of un-activated telecommunications facility (the “Facility”) at a cash consideration of approximately HK$42.4 million (the “Facility Considerations”). The full amount of the Facility Considerations was paid by HKBN during the year ended 31 August 2004. In conjunction with the First Agreement, HKBN also entered into an operations and maintenance agreement with the Contract Party 1 for the provision of ongoing operations and maintenance services for the Facility at a fee of approximately HK$1 million per annum, commencing 1 September 2007 onward.

Another agreement (“Second Agreement”) was entered into on the same date by both contract parties whereby HKBN undertakes to provide certain telecommunication services to the Contract Party 1 (the “Services”) with fees computed based on unit service charges specified in the Second Agreement. The Contract Party 1 is required to pay to HKBN a guarantee minimum service fee of approximately HK$42.4 million over a period of three years, commencing 1 September 2004. A prepayment of the service charges of HK$36.5 million (the “Prepaid Charges”) was paid by the Contract Party 1 to HKBN during the year ended 31 August 2004.

The Directors of the Company made an assessment of the fair values of the items under exchange and have drawn a conclusion that no fair values could be assigned to them. Accordingly, the Facility was not recognised as an asset and no revenue or deferred revenue was recognised in the accounts of the Group as at and for the year ended 31 August 2004 and 2005. The difference between the amounts paid for the Facility Considerations and the Prepaid Charges received, amounting to approximately HK$5.9 million, was recorded as a long-term receivable balance in the balance sheet as at 31 August 2004 and 2005. The balance will be paid by the Contract Party 1 prior to the end of the service period on 1 September 2007.

NOTES TO THE ACCOUNTS

32. BARTER TRANSACTIONS (CONTINUED)

(b)	During the year ended 31 August 2005, HKBN entered into two agreements with a third party (the “Contract Party 2”). Pursuant to the agreements,

i.	HKBN and the Contract Party 2 agreed to make available certain telecommunications services (the “Services Component”) to each other on a barter basis at no consideration for a period of ten years, commencing 1 January 2005.

ii.	HKBN agreed to provide network capacity to the Contract Party 2 for a service term of fifteen years from the respective activation of the relevant network capacity, and, in exchange, the Contract Party 2 agreed to provide HKBN the right to use telecommunications facilities for a term of fifteen years from the respective activation of the relevant facilities (the “Capacity Component”). The transaction was entered into on a barter basis with no consideration being exchanged.

The directors of the Company made an assessment and determined that since the Services Component (for (i) above) and Capacity Component (for (ii) above) involves exchange of services are of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. Accordingly, both components were not recognised as an asset or an expense and no revenue or deferred revenue was recognised in the accounts of the Group as at and for the year ended 31 August 2005.

FIVE YEAR FINANCIAL SUMMARY

(Expressed in Hong Kong dollars)

RESULTS, ASSETS AND LIABILITIES

The following table summarises the consolidated results, assets and liabilities of the Group for the five years ended 31 August 2005.

			Restated (note)

	2005	2004	2003	2002	2001

	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Results
Turnover	1,137,356	1,169,880	1,298,909	1,150,200	1,016,634

(Loss)/profit before taxation	(213,077)	51,593	275,600	97,461	58,978
Tax benefit/(expense)	6,725	(2,043)	(17,857)	(15,190)	(17,533)
Minority interests	—	—	—	8,234	13,724

(Loss)/profit attributable to shareholders	(206,352)	49,550	257,743	90,505	55,169

Assets
Goodwill	1,066	2,131	3,196	4,261	—
Fixed assets	1,336,543	1,158,875	945,952	873,096	427,396
Other investments	25,901	25,604	23,370	—	—
Long-term bank deposit	15,540	15,600	15,580	—	—
Long-term pledged bank deposit	—	—	—	—	13,000
Long-term prepayments and deposits	—	—	—	—	54,929
Long-term receivable and prepayment	13,099	6,206	—	—	—
Deferred tax asset	—	229	—	—	—
Deferred expenditure	21,131	21,563	—	—	—
Current assets	884,327	453,200	560,436	449,928	649,293

Total assets	2,297,607	1,683,408	1,548,534	1,327,285	1,144,618
Liabilities
Current liabilities	369,146	398,011	349,085	402,102	297,946
Non-current liabilities	957,828	109,699	20,274	20,195	35,530

Total liabilities	1,326,974	507,710	369,359	422,297	333,476
Minority interests	—	—	—	—	10,407

Net assets	970,633	1,175,698	1,179,175	904,988	800,735

Note:	Restatements were made in order to reflect retrospective adjustments of deferred taxation under the requirements of revised SSAP 12, “ Income Taxes”.

INFORMATION FOR U.S. INVESTORS

The Group’s accounts are prepared in accordance with generally accepted accounting principles applicable in Hong Kong (HKGAAP), which differ in certain significant respects from accounting principles generally accepted in the United States (USGAAP). Differences between HKGAAP and USGAAP which have significant effects on the (loss)/profit attributable to shareholders (net (loss)/ income) and shareholders’ funds (shareholders’ equity) of the Group are set out below. The USGAAP reconciliation presented below is included as supplemental information, does not form part of the audited consolidated accounts prepared under HKGAAP and does not include differences related to classification, display and disclosures:

			2005	2004	2003

	Note		HK$’000	HK$’000	HK$’000 Restated (Note)

(Loss)/profit attributable to shareholders (net (loss)/income)

As reported under HKGAAP			(206,352)	49,550	257,743

USGAAP adjustments:

– Compensation benefit cost associated with share options	(a	)	389	270	2,731
– Reversal of amortisation of goodwill (acquired after 30 June 2001)	(b	)	1,065	1,065	1,065
– Fair value of interest rate swap	(e	)	1,890	680	—
– Fair value of foreign forward exchange contracts	(e	)	4,039	—	—

(Loss)/profit attributable to shareholders (net (loss)/income) under USGAAP			(198,969)	51,565	261,539

(Loss)/profit from continuing operations (add/(less) taxation 2005: HK$6,725,000; 2004: HK$(2,043,000); 2003: HK$(17,857,000))			(198,969)	51,565	264,151
Profit from discontinued operations (less taxation: 2005: Nil, 2004: Nil, 2003: Nil)	(d	)	—	—	83
Loss arising from disposal of discontinued operations	(d	)	—	—	(2,695)

(Loss)/profit attributable to shareholders (net (loss)/income) under USGAAP			(198,969)	51,565	261,539

Note:	Restatements were made in order to reflect retrospective adjustments of deferred taxation under the requirements of revised SSAP 12, “ Income taxes”.

INFORMATION FOR U.S. INVESTORS

			2005		2004	2003

	Note		HK$’000		HK$’000	HK$’000

(Loss)/earnings per share under USGAAP
Basic:
– Continuing operations			(32.4	) cents	8.5 cents	47.8 cents
– Discontinued operations	(d	)	—		—	(0.5) cents

Total			(32.4	) cents	8.5 cents	47.3 cents

Diluted:
– Continuing operations			(32.4	) cents	8.4 cents	42.9 cents
– Discontinued operations	(d	)	—		—	(0.4) cents

Total			(32.4	) cents	8.4 cents	42.5 cents

For the year ended 31 August 2005, the number of shares used in the calculation of diluted loss per share is equal to the number of shares for basic loss per share as the incremental effect of share options would be anti-dilutive in a loss-making year.

			2005	2004

	Note		HK$’000	HK$’000

Shareholders’ funds (shareholders’ equity)
As stated under HKGAAP			970,633	1,175,698
USGAAP adjustments:
– Goodwill	(b	)	5,092	5,092
– Accumulated amortisation of goodwill	(b	)	(3,735)	(3,735)
– Reversal of amortisation of goodwill	(b	)	4,260	3,195
– Fair value of interest rate swap	(e	)	2,570	680
– Fair value of forward foreign exchange contracts	(e	)	4,039	—

Shareholders’ funds (shareholders’ equity) under USGAAP			982,859	1,180,930

Notes:

(a)	Compensation cost for share options

Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations have been applied in the computation of the compensation cost for share options granted to the Group’s employees.

Under HKGAAP, no staff compensation cost for staff is required to be recognised in respect of the grant of share options. Proceeds from issue of shares upon the exercise of share options are credited to share capital and share premium account respectively at the time of exercise of the options and there is no effect on the results of the Company in connection with any share option schemes.

On 19 September 1997, the Company issued 1,500,000 options to certain executive directors of the Group at an exercise price fixed at HK$1.20. The difference of HK$0.30 per share between the exercise price of HK$1.20 and the market value of the shares on 19 September 1997 of HK$1.50 was being amortised to the profit and loss account over the vesting period of the options of three years up to 18 September 2000. Pursuant to a board resolution passed on 20 October 2000, the options were cancelled and on the same date, 1,500,000 options were issued to the same executive directors at an exercise price fixed at HK$0.58 per share. Due to this repricing arrangement, the 1,500,000 options have been accounted for as variable options since that date in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, an interpretation of APB 25. Compensation expense is recognised based on the difference between the exercise price of HK$0.58 and the Company’s share price at the date on which they are exercised or at each balance sheet date if they are still outstanding.

INFORMATION FOR U.S. INVESTORS

Pursuant to a board resolution passed on 20 October 2000, 20,908,000 options out of 21,030,000 options granted to certain employees including three executive directors on 2 June 2000 at an exercise price of HK$1.50 were cancelled. On the same date, 20,908,000 new options were issued to the same employees including the three executive directors at an exercise price fixed at HK$0.58. Because of this repricing arrangement, these options have been accounted for as variable options and compensation expense is recognised based on the difference between the exercise price of each balance sheet date if they are still outstanding and the Company’s share price at the date on which they are exercised. Such compensation expense is being amortised to the profit and loss account over the vesting period of the options. All options were fully vested as of 31 August 2003, 2004 and 2005. A charge was recorded in 2003, 2004 and 2005 in calculating the final cost amount associated with options that were exercised during the year.

(b)	Goodwill

Prior to 1 September 2001, under HKGAAP the Group charged goodwill on acquisition of a business, which represents the excess of the cost of investment over the fair value ascribed to the identifiable net underlying assets acquired, against available reserves. In accordance with the change in accounting standards in Hong Kong, goodwill on acquisitions occurring on or after 1 September 2001 is shown separately on the consolidated balance sheet and is amortised using the straight-line method over its estimated useful life (see note 1(c) of the notes to the accounts). Goodwill arising on major strategic acquisitions of the Group to expand its product or geographical market coverage is amortised over a period of 5 years. The Group has taken advantage of the transitional provisions of SSAP 30 “Business combinations” and goodwill previously written off against reserves has not been restated. Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount with the charges being recorded in the Group’s profit and loss accounts.

Under USGAAP, goodwill recognised on the acquisition of a business prior to 30 June 2001 was amortised to the profit and loss account over the estimated useful life, but not to exceed 40 years. In June 2001, FASB issued the Statement of Financial Accounting Standard (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” which was effective for fiscal years beginning after 15 December 2001. In connection with the adoption of this standard in fiscal 2003 under USGAAP, the Group ceased amortising goodwill recognised on business combinations initiated prior to 30 June 2001 and performed a transitional goodwill impairment assessment. Goodwill recognised on business combinations initiated after 30 June 2001, is not amortised under SFAS No. 142 and is required to be tested annually for impairment in accordance with the provisions of SFAS No. 142. The Group has performed the transitional goodwill impairment tests on the goodwill recorded prior to and after 30 June 2001 and no impairment loss was identified. The Group has also performed the impairment tests on the goodwill recorded prior to and after 30 June 2001 at the fiscal year end. No impairment loss was identified from the process for fiscal year 2005.

(c)	Deferred taxes

Until 31 August 2003, under HKGAAP, deferred taxation is accounted for at the current taxation rate with respect to timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future. In determining whether a liability is expected to be payable in the foreseeable future the Group assesses the effect of its capital expenditures and other plans. If these plans indicate that sufficient accelerated depreciation allowances will be available to offset the effect of the reversal of timing differences, a deferred tax liability is not established for such timing differences, in accordance with the requirements of HKGAAP.

With effect from 1 September 2003, in order to comply with SSAP 12 (revised) issued by the HKICPA, the Group adopted a new accounting policy for deferred tax as follow:

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

The new accounting policy has been adopted in fiscal year 2004 retrospectively.

As a result of the adoption of SSAP 12 (revised), there are no longer any differences arising from the recognition of deferred tax under HK GAAP (based on the restated financial information) and US GAAP.

Under USGAAP, the Group is required to recognise deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the accounts or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits in respect of tax losses carry forward are also required to be recognised as deferred tax assets. A valuation allowance is required to be established for such assets if it is more likely than not that the Group will not be able to realise such benefits in the future.

(d)	Discontinued operations

The discontinued operations of the Group for fiscal year 2003 included the operating profit of approximately HK$83,000 of the subsidiary operating in Japan. Under HKGAAP, presentation of continuing and discontinued operations is not required to be disclosed on the face of the profit and loss account, while under USGAAP, profit or loss from discontinued operations would be shown on a separate line in the profit and loss statement below income from continuing operations.

INFORMATION FOR U.S. INVESTORS

(e)	Derivative instruments

Derivative instruments, which include interest rate swap arrangement and forward foreign exchange contracts, are entered into for the purpose of managing interest rates fluctuations and foreign currency exposures. In connection with the drawdown of the long-term bank loan of HK$100 million in fiscal year 2004, the Group entered into an interest rate swap agreement to hedge the impact of fluctuations in interest rates. As disclosed in note 25(a), the interest rate swap agreement remained outstanding after the full repayment of the long-term bank loan during fiscal year 2005. The Group also enters into a number of forward foreign exchange contracts to manage its foreign currency risk relating to the payment of services and goods for a subsidiary located in the PRC.

Under HK GAAP, where a non-speculative forward contract is used as a hedge of a net monetary asset or liability the gain or loss on the contract is credited or charged to the profit and loss account and the discount or premium is either amortised over the period of the contract or credited or charged to the profit and loss account. Where a non-speculative forward contract is used as a hedge of a firm commitment no gain or loss is recognised during the commitment period. At the end of that period any gain or loss will be added to, or deducted from, the amount of the relevant transaction. The discount or premium is either amortised over the period of the contract or deferred with the gain or loss. Where a forward contract is speculative the gain or loss is credited or charged to the profit and loss account. As a result, the Group does not recognise the interest rate swap or forward foreign exchange contracts at fair value and does not account for the gains or losses relating to the fair value changes in these derivatives. Interest income or expenses arising from the interest rate swap contracts are netted of against the related interest income or expenses applicable to the on-balance sheet items.

Under USGAAP, the Group accounted for its derivatives under SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all derivative instruments be recognised on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument qualifies as a hedge. Gains or losses on a derivative instrument designated and qualifying as a fair value hedge as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognised currently in profit and loss account. The effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge shall be reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged forecasted transaction impacts earnings. The ineffective portion of gain or loss on the derivative instrument, if any, shall be recognised currently in earnings. For derivative that does not qualify as a hedge, the gain or loss reflecting changes in fair value is recognised in earnings.

As of 31 August 2005, the Group did not have any derivatives that qualify as hedges.